PROSPECTUS

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-108304

ABN AMRO Bank N.V.
(Incorporated in the Netherlands with its statutory seat in Amsterdam)

OFFER TO EXCHANGE
any and all outstanding
4.65% Subordinated Notes Due 2018
(U.S.$ 500,000,000 aggregate principal amount outstanding)
for
4.65% Subordinated Notes Due 2018
which have been registered under the Securities Act of 1933

     We are offering to exchange up to U.S.$ 500,000,000 of our new 4.65% Subordinated Notes Due 2018 for up to U.S.$ 500,000,000 of our existing 4.65% Subordinated Notes Due 2018, in each case fully and unconditionally guaranteed by ABN AMRO Holding N.V. The terms of the new subordinated notes are substantially identical to the terms of the old subordinated notes, except that the new subordinated notes have been registered under the Securities Act and the transfer restrictions and registration rights relating to the old subordinated notes do not apply to the new subordinated notes.

     The exchange offer expires 5.00 pm, New York city time, March 15, 2004 unless extended.

     To exchange your old subordinated notes for new subordinated notes:

  you are required to make the representations described on pages 13 and 50 to us;

  you must complete and send the letter of transmittal that accompanies this prospectus to the exchange agent, The Bank of New York, by 5:00 p.m., New York time, on March 15, 2004; and

  you should read the section called “The Exchange Offer” for further information on how to exchange your old subordinated notes for new subordinated notes.

     Application has been made to list the new subordinated notes on the Official Segment of the stock market of Euronext Amsterdam N.V.

     See the “Risk Factors” section beginning on page 18 for a discussion of risk factors that you should consider prior to tendering your old subordinated notes in the exchange offer.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the exchange offer or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 17, 2004

     Each broker-dealer that receives new subordinated notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new subordinated notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new subordinated notes received in exchange for old subordinated notes where such old subordinated notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for up to 365 days following the closing date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution”.

     THIS PROSPECTUS INCORPORATES BY REFERENCE IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT US THAT IS NOT INCLUDED IN OR DELIVERED WITH THE DOCUMENT. THIS INFORMATION IS AVAILABLE WITHOUT CHARGE UPON WRITTEN OR ORAL REQUEST TO US AT ABN AMRO BANK N.V., ABN AMRO INVESTOR RELATIONS DEPARTMENT, GUSTAV MAHLERLAAN 10, P.O. BOX 283, 1000 EA AMSTERDAM, THE NETHERLANDS, (+31-20) 628 7835. IN ORDER TO OBTAIN TIMELY DELIVERY OF THIS INFORMATION YOU MUST REQUEST IT NO LATER THAN FIVE BUSINESS DAYS BEFORE THE EXPIRATION DATE OF THE EXCHANGE OFFER.

ABOUT THIS PROSPECTUS

     The exchange offer is not being made to, nor will we accept surrenders of old subordinated notes for exchange from, holders of outstanding notes in any jurisdiction in which the exchange offer would not be in compliance with the securities or blue sky laws of such jurisdiction.

     References in this prospectus to “ABN AMRO”, “ABN AMRO Bank”, “Bank”, “we”, “us” and “our” refer to ABN AMRO Bank N.V. and any or all of our subsidiaries, as the context requires. References in this prospectus to “ABN AMRO Holding”, “Holding” or “Guarantor” refer to our parent company, ABN AMRO Holding N.V.. Unless the context requires otherwise, references to “this prospectus” refer to this prospectus including any information incorporated therein by reference.

     The new subordinated notes and the old subordinated notes are part of a single class under the indenture, and when referring to “the subordinated notes” or “the notes”, without the adjective “old” or “new”, we refer to both the old and the new subordinated notes.

     You should rely only on the information contained or incorporated by reference in this prospectus. “Incorporated by reference” means that we disclose important information to you by referring you to another document filed separately with the SEC. See “Where You Can Find More Information—Incorporation by Reference” below. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making, nor will we make, an offer to sell securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and in any documents included by reference herein is current only as of the dates on their respective covers. Our business, financial condition, results of operations and prospects may have changed since that date. You should read all information supplementing this prospectus. In particular, when we refer to information included in “our Form 20-F for 2002”, you should understand that such information may have been superseded or modified to the extent that any other subsequently filed document that is also incorporated by reference in this prospectus modifies or supersedes such information. See “Where You Can Find More Information—Incorporation by Reference” below.

     Having made all reasonable inquiries, we confirm that this prospectus contains all information with regard to us and the subordinated notes which is material in the context of the exchange offer, that the information contained in this prospectus is true and accurate in all material respects and is not misleading, that the opinions and intentions expressed herein are honestly held and that there are no other facts the omission of which would make this document or any of such information or the expression of any such opinions or intentions materially misleading. We accept responsibility for the information contained in this prospectus.

     Save for obtaining the approval of the prospectus by Euronext Amsterdam N.V. and the admission of the new subordinated notes to trading on the Official Segment of the stock market of Euronext Amsterdam N.V. (“Euronext Amsterdam”), no action has been taken in any jurisdiction other than the United States by us that would permit a public offering of the new subordinated notes in any jurisdiction where action for that purpose is required. The new subordinated notes may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisement in connection with the offer and sale of the new subordinated notes be distributed or published in any jurisdiction except under circumstances that will result in compliance with all applicable laws and regulations of such jurisdictions.

     This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy such securities by any person in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date hereof or that the information contained herein or incorporated by reference herein is correct as of any time subsequent to its date.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

     This prospectus is part of a registration statement that we filed with the SEC. The registration statement (registration number 333-108304), including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some of the information included in the registration statement from this prospectus. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference.

     In addition, the Guarantor is subject to the information requirements of the Securities Exchange Act of 1934 and, in accordance with the Exchange Act, the Guarantor files reports and other information with the SEC. You may read and copy any of this information in the SEC’s Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the SEC’s Public Reference Room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

     The SEC also maintains an Internet web site that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is http://www.sec.gov. The SEC file numbers for documents filed by ABN AMRO Holding and us under the Exchange Act are 1-14624 and 5-52647, respectively. Some, but not all, of our registration statements and reports are available at the SEC’s website.

     We are required under the indenture to furnish the holders of the subordinated notes with the information, documents and other reports specified in Sections 13 and 15(d) of the Exchange Act. In addition, we have agreed that, for so long as any notes remain outstanding, we will furnish to the holders of the notes and to securities analysts and prospective investors, upon their request, the information required to be delivered by Rule 144A(d)(4) under the Securities Act.

     So long as the subordinated notes are outstanding, copies of the following documents will be available to you free of charge from our registered office and from the specified office of the trustee:

  a translation in English of our articles of association; and

  a copy of the indenture as may be amended or supplemented from time to time.

     In addition, English copies of the audited consolidated financial statements of ABN AMRO Holding N.V. for the last three financial years ended December 31 and copies of the last published unaudited interim financial statements of ABN AMRO Holding N.V. will be available and can be obtained free of charge from our registered offices.

     You may request a copy of any of these documents by writing or telephoning us at:

ABN AMRO Bank N.V.
ABN AMRO Investor Relations Department
Gustav Mahlerlaan 10
P.O. Box 283
1000 EA Amsterdam, the Netherlands
(+31) 20 628 7835

Incorporation by Reference

     The rules of the SEC allow us to incorporate by reference information into this prospectus. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. This prospectus incorporates by reference the documents listed below:

  Annual Report on Form 20-F of ABN AMRO Holding N.V. for the year ended December 31, 2002, filed with the SEC on March 28, 2003 and amended by an Amendment to the Annual Report on Form 20-F filed with the SEC on August 28, 2003, which, as amended, we also refer to as our 20-F for 2002;

  the Report on Form 6-K of ABN AMRO Holding N.V. and ABN AMRO Bank N.V. filed with the SEC on April 14, 2003, containing a press release entitled, “Changes in Supervisory Board ABN AMRO”, dated March 14, 2003;

  the Report on Form 6-K of ABN AMRO Holding N.V. and ABN AMRO Bank N.V. filed with the SEC on May 8, 2003, containing a press release entitled, “ABN AMRO reports first quarter 2003 results: Good overall performance”, dated April 28, 2003;

  the Report on Form 6-K of ABN AMRO Holding N.V. and ABN AMRO Bank N.V. filed with the SEC on May 8, 2003, containing a press release entitled, “ABN AMRO further strengthens position in Brazil through acquisition of Banco Sudameris”, dated April 16, 2003;

  the Report on Form 6-K of ABN AMRO Holding N.V. and ABN AMRO Bank N.V. filed with the SEC on May 16, 2003, containing a release entitled, “Consolidated Ratio of Earnings to Fixed Charges Calculated under Dutch GAAP for the Three Month Period Ended March 31, 2003;

  the Report on Form 6-K of ABN AMRO Holding N.V. and ABN AMRO Bank N.V. filed with the SEC on August 18, 2003, containing (1) a press release entitled, “ABN AMRO reports double-digit growth”, dated August 7, 2003, and (2) a release entitled, “Consolidated Ratio of Earnings to Fixed Charges Calculated under Dutch GAAP for the Three Month and Six Month Periods Ended June 30, 2003”;

  the Report on Form 6-K of ABN AMRO Holding N.V. and ABN AMRO Bank N.V. filed with the SEC on August 18, 2003, containing the Articles of Association of ABN AMRO Holding N.V., as last amended on May 26, 2003;

  the Report on Form 6-K of ABN AMRO Holding N.V. filed with the SEC on September 10, 2003, containing a press release entitled “Interim dividend 2003 ABN AMRO Holding N.V.”, dated August 28, 2003;

  the Report on Form 6-K of ABN AMRO Holding N.V. filed with the SEC on September 30, 2003, containing (1) a press release entitled, “Reconciliation of Net Profit and Shareholders’ Equity under U.S. GAAP for the first half of 2003 and 2002”; (2) a release entitled “Consolidated Cash Flow Statement for the first half of 2003 and 2002”; (3) a release entitled “Condensed Consolidated Information”; and (4) a release entitled “Consolidated Ratios of Earnings to Fixed Charges”, in each case for the period ended June 30, 2003;

  the Report on Form 6-K of ABN AMRO Holding N.V. filed with the SEC on September 30, 2003, containing a press release entitled, “ABN AMRO to sell Prime Brokerage to UBS”, dated September 25, 2003;

  the Report on Form 6-K of ABN AMRO Holding N.V. filed with the SEC on September 30, 2003, containing a press release entitled, “Senior Management Changes at ABN”, dated September 30, 2003;

  the Report on Form 6-K of ABN AMRO Holding N.V. filed with the SEC on October 28, 2003, containing a press release entitled, “ABN AMRO completes the acquisition of Banco Sudameris”, dated October 27, 2003;

  the Report on Form 6-K of ABN AMRO Holding N.V. filed with the SEC on October 29, 2003, containing a press release entitled, “New Collective Labour Agreement for ABN AMRO in the Netherlands,” dated October 22, 2003;

  the Report on Form 6-K of ABN AMRO Holding N.V. filed with the SEC on October 29, 2003, containing a press release entitled, “ABN AMRO increases shareholding in Capitalia to 9%”, dated October 20, 2003;

  the Report on Form 6-K of ABN AMRO Holding N.V. filed with the SEC on November 5, 2003, containing a press release entitled, “Jan Kalff steps down as Member of the Supervisory Board of ABN AMRO”, dated October 30, 2003;

  the Report on Form 6-K of ABN AMRO Holding N.V. filed with the SEC on November 5, 2003, containing a press release entitled, “Jan Kalff steps down as Member of the Supervisory Board of ABN AMRO”, dated October 30, 2003;

  the Report on Form 6-K of ABN AMRO Holding N.V. filed with the SEC on November 5, 2003, containing (1) a press release entitled, “ABN AMRO expects a 25% increase in net profit for the full year 2003”, dated October 31, 2003, and (2) a release entitled “Consolidated Ratio of Earnings to Fixed Charges”;

  the Report on Form 6-K of ABN AMRO Holding N.V. filed with the SEC on January 8, 2004, containing (1) a press release entitled, “ABN AMRO announces changes of responsibilities in the Managing Board”, dated November 6, 2003; (2) a press release entitled, “ABN AMRO completes the sale of its US based Prime Brokerage Unit to UBS”, dated December 8, 2003; (3) a press release entitled, “ABN AMRO’s acquisition of BethmannMaffei further strengthens its private banking position in Germany”, dated December 10, 2003; and (4) a press release entitled, “ABN AMRO looks to sell its US Professional Brokerage Unit to Merrill Lynch”, dated December 31, 2003; and

  the Report on Form 6-K of ABN AMRO Holding N.V. filed with the SEC on February 4, 2004, containing (1) a press release entitled, “ABN AMRO reports full year 2003 results: Record net profit of EUR 3,161 mln and proposed final dividend up to 5 euro cents per share” dated February 4, 2004, and (2) a release entitled “Consolidated Ratio of Earnings to Fixed Charges”.

     All documents filed by the Guarantor or us pursuant to Section 12, 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934, as amended, and any Form 6-K subsequently submitted to the SEC specifying that it is being incorporated by reference in this prospectus, shall be deemed to be incorporated by reference and to be a part of this prospectus from the respective dates of filing of those documents and prior to the termination of the exchange offer.

     Following termination of the exchange offer, this prospectus will for purposes of the market-making prospectus at the conclusion of this registration statement be deemed to incorporate by reference all documents filed by the Guarantor or us pursuant to Section 12, 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934, as amended, and any Form 6-K subsequently submitted to the SEC specifying that it is being incorporated by reference in this prospectus, prior to the date of such market-making prospectus.

     Any statement contained in this prospectus, or in a document all or any portion of which is incorporated or deemed to be incorporated by reference into this prospectus, shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which is also deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any statement that is so modified or superseded in this way shall not be deemed to constitute a part of this prospectus, except as so modified or superseded.

     Upon request, we will provide without charge to each person to whom a copy of this prospectus has been delivered a copy of any of these filings other than exhibits not specifically incorporated by reference. You may request a copy of these documents by writing or telephoning us at the address set out above under “—Available Information”.

SERVICE OF PROCESS AND ENFORCEABILITY OF CERTAIN FOREIGN JUDGMENTS

     We and the Guarantor are organized under the laws of the Netherlands and the members of our Supervisory Board, with one exception, and of our Managing Board are residents of the Netherlands or other countries outside the United States. Although we and some of our affiliates have substantial assets in the United States, substantially all of the assets of the Guarantor and the members of our Supervisory Board and Managing Board are located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon the Guarantor or these persons or to enforce against the Guarantor or these persons in United States courts judgments of United States courts predicated upon the civil liability provisions of United States securities laws. The United States and the Netherlands do not currently have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon United States federal securities laws, would not be enforceable in the Netherlands. However, if the party in whose favor such judgment is rendered brings a new suit in a competent court in the Netherlands, that party may submit to a Dutch court the final judgment which has been rendered in the United States. If the Dutch court finds that the jurisdiction of the federal or state court in the United States has been based on grounds that are internationally acceptable and that the final judgment concerned results from proceedings compatible with Dutch concepts of due process, to the extent that the Dutch court is of the opinion that reasonableness and fairness so require, the Dutch court would, in principle, under current practice, recognize the final judgment that has been rendered in the United States and generally grant the same claim without relitigation on the merits, unless the consequences of the recognition of such judgment contravene public policy in the Netherlands.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements included in this prospectus are forward-looking statements. Forward-looking statements can be identified by the use of forward-looking terminology such as “believe”, “expect”, “may”, “intend”, “will”, “should”, “anticipate”, “Value-at-Risk”, or by the use of similar expressions or variations on such expressions, or by the discussion of strategy or objectives. Forward-looking statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements.

     In particular, this prospectus and certain documents incorporated into this prospectus by reference include forward-looking statements relating but not limited to management objectives, trends in results of operations, margins, costs, return on equity, and risk management, including our potential exposure to various types of market risk, such as interest rate risk, currency risk and equity risk. For example, certain of the market risk disclosures are dependent on choices about key model characteristics, assumptions and estimates, and are subject to various limitations. By their nature, certain market risk disclosures are only estimates and could be materially different from what actually occurs in the future.

     We have identified some of the risks inherent in forward-looking statements in this prospectus under “Risk Factors” as well as in Item 3 of our 20-F for 2002, “Key Information–Risk Factors”. Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements in this report include, but are not limited to:

  general economic and business conditions in the Netherlands, the European Union, the United States, Brazil and other countries or territories in which we operate;

  changes in applicable laws and regulations, including taxes;

  the monetary, interest rate and other policies of central banks in the Netherlands, the European Union, the United States and elsewhere;

  changes or volatility in interest rates, foreign exchange rates (including the euro-U.S. dollar rate), asset prices, equity markets, commodity prices, inflation or deflation;

  the effects of competition in the markets in which we operate, which may be influenced by regulation or deregulation;

  changes in consumer spending and savings habits, including changes in government policies which may influence investment decisions;

  our ability to hedge certain risks economically;

  our success in managing the risks involved in the foregoing, which depends, among other things, on our ability to anticipate events that cannot be captured by the statistical models we use; and

  force majeure and other events beyond our control.

     Other factors could also adversely affect our results or the accuracy of forward-looking statements in this prospectus, and you should not consider the factors discussed here, in the “Risk Factors” section, or in Item 3 of our 20-F for 2002 “Key Information–Risk Factors” to be a complete set of all potential risks or uncertainties.

     The forward-looking statements made in this prospectus speak only as of the date of this prospectus. Other than as required by law or regulations of an applicable stock exchange, we do not intend to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this prospectus, and we do not assume any responsibility to do so.

SUMMARY

This summary highlights the more detailed information in this prospectus and you should read the entire prospectus carefully. This summary is not complete and does not contain all of the information that may be important to you. You should read the entire prospectus carefully, including the documents incorporated by reference herein, and the consolidated financial statements and related notes incorporated by reference in this prospectus. The exchange offer is subject to the selling restrictions described in “Plan of Distribution” and is not conditional on any regulatory approvals outside the United States.

THE EXCHANGE OFFER

Securities Offered	We are offering up to U.S.$ 500,000,000 aggregate principal amount of 4.65% Subordinated Notes Due 2018, which have been registered under the Securities Act.

The Exchange Offer

We are offering to issue the new subordinated notes in exchange for a like principal amount of your old subordinated notes. We are offering to issue the new subordinated notes to satisfy our obligations contained in the registration rights agreement entered into when the old subordinated notes were sold in transactions permitted by Rule 144A under, or Regulation S of, the Securities Act and therefore not registered with the SEC. After the exchange offer is complete, except in limited circumstances, the holders of the outstanding old subordinated notes will no longer be entitled to any exchange or registration rights with respect to their old subordinated notes.

We will issue the new subordinated notes to you on or as soon as practicable after the expiration of the exchange offer.

Procedures for Tendering

If you are a holder of an outstanding old subordinated note and you wish to tender your note for exchange pursuant to the exchange offer, you must transmit to The Bank of New York as exchange agent for the outstanding old subordinated notes, on or prior to the expiration date:

either

	–	a properly completed and duly executed letter of transmittal, which accompanies this prospectus, or a facsimile of the letter of transmittal, including all other documents required by the letter of transmittal, to the exchange agent at the address set forth on the cover page of the letter of transmittal; or

–

a computer-generated message transmitted by means of the Depository Trust Company's Automated Tender Offer Program system and received by the exchange agent and forming a part of a confirmation of book-entry transfer in which you acknowledge and agree to be bound by the terms of the letter of transmittal;

and, either

certificates for the outstanding old subordinated notes being tendered; or

	–	a timely confirmation of book-entry transfer of your outstanding old subordinated notes into the exchange agent's account at The Depository Trust Company pursuant to the procedure for book-entry transfers described in this prospectus under the heading “The Exchange Offer—Procedures for Tendering Old Subordinated Notes”; or

	–	the holder must comply with the guaranteed delivery procedures described under the heading “The Exchange Offer—Guaranteed Delivery Procedures”.

By executing the letter of transmittal, or by agreeing to the terms of the letter of transmittal, each holder represents to us that, among other things, (1) the exchange notes to be issued in the exchange offer are being obtained in the ordinary course of business of the person receiving such notes whether or not such person is the holder, (2) neither the holder nor any such other person has an arrangement or understanding with any person to participate in the distribution of such exchange notes and (3) neither the holder nor any such other person is an “affiliate” of ours as “affiliate” is defined in Rule 405 under the Securities Act.

Special Procedures for Beneficial Owners	If you are a beneficial owner of outstanding old subordinated notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender those notes in the exchange offer, you should contact the person in whose name your old subordinated notes are registered promptly and instruct that person to tender on your behalf. If you, as the beneficial holder, wish to tender on your own behalf you must, prior to completing and executing the letter of transmittal and delivering your outstanding old subordinated notes, make appropriate arrangements to obtain a properly completed bond power from the registered holder.

Guaranteed Delivery Procedures	If you wish to tender your outstanding old subordinated notes and time will not permit your required documents to reach the exchange agent by the expiration date, or the procedure for book-entry transfer cannot be completed on time or certificates for registered old subordinated notes cannot be delivered on time, you may tender your outstanding old subordinated notes pursuant to the procedures described in this prospectus under the heading “The Exchange Offer—Guaranteed Delivery Procedures”.

Expiration Date, Withdrawal Rights

The exchange offer will expire at 5:00 p.m. New York City time on March 15, 2004, unless it is extended.

If you decide to tender your old subordinated notes in the exchange offer, you may withdraw them at any time prior to 5:00 p.m. New York City time, on March 12, 2004, the business day prior to the expiration date.

If we decide for any reason not to accept any old subordinated notes for exchange, your old subordinated notes will be returned to you without expense to you promptly after the exchange offer expires.

Tax Consequences

Your exchange of old subordinated notes for new subordinated notes in the exchange offer will not result in any income, gain or loss to you for Unites States federal income tax purposes. See “Material United States Federal Income Tax Consequences of the Exchange Offer”.

For a description of material Dutch tax consequences, see “Material Netherlands Tax Consequences of the Exchange Offer”.

Accrued Interest	The new subordinated notes will bear interest from the last interest payment date for the old subordinated notes surrendered in the exchange or, if no interest has been paid on such old subordinated notes, from June 2, 2003. Holders of old subordinated notes whose notes are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on such outstanding old subordinated notes accrued from the last interest payment date for such old subordinated notes or June 2, 2003, as the case may be, to the date of the issuance of the new subordinated notes.

Conditions of the Exchange Offer	We may terminate the exchange offer if we determine that our ability to proceed with the exchange offer could be materially impaired due to any legal or governmental action, new law, statute, rule or regulation or any interpretation of the staff of the SEC of any existing law, statute, rule or regulation. Holders of outstanding old subordinated notes will have certain rights against us under the registration rights agreement should we fail to consummate the exchange offer.

Use of Proceeds	We will not receive any proceeds from the issuance of the new subordinated notes in the exchange offer. We will pay all expenses incident to the exchange offer.

Exchange Agent	The Bank of New York is serving as the exchange agent for the exchange offer. The exchange agent is located at 101 Barclay Street, New York, NY 10826, U.S.A. For more information with respect to the exchange of your old subordinated notes, you may contact the exchange agent by telephone at (212) 298 1915, or by facsimile at (212) 815 5920, both to the attention of Ms. Carolle Montreuil, Corporate Trust Operations.

Failure to Tender Your Old Subordinated Notes	If you fail to tender your old subordinated notes in the exchange offer, you will not have any further rights under the registration rights agreement, including any right to require us to register your old subordinated notes or to pay you additional interest.

You will be able to resell the new subordinated notes without registering them with the SEC if you meet the requirements described below

     Based on interpretations by the SEC’s staff in no-action letters issued to third parties, we believe that new subordinated notes issued in exchange for old subordinated notes in the exchange offer may be offered for resale, resold or otherwise transferred by you without registering the new subordinated notes under the Securities Act or delivering a prospectus, unless you are a broker-dealer receiving securities for your own account, so long as:

  you are not one of our “affiliates”, as defined in Rule 405 of the Securities Act;

  you acquire the new subordinated notes in the ordinary course of your business;

  you do not have any arrangement or understanding with any person to participate in the distribution of the new subordinated notes; and

  you are not engaged in, and do not intend to engage in, a distribution of the new subordinated notes.

     If you are an affiliate of ABN AMRO, or you are engaged in, intend to engage in or have any arrangement or understanding with respect to, the distribution of new subordinated notes acquired in the exchange offer, you (1) should not rely on our interpretations of the position of the SEC’s staff and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

     If you are a broker-dealer and receive new subordinated notes for your own account in the exchange offer:

  you must represent that you do not have any arrangement with us or any of our affiliates to distribute the new subordinated notes;

  you must acknowledge that you will deliver a prospectus in connection with any resale of the new subordinated notes you receive from us in the exchange offer; the letter of transmittal states that by so acknowledging and by delivering a prospectus, you will not be deemed to admit that you are an “underwriter” within the meaning of the Securities Act; and

  you may use this prospectus, as it may be amended or supplemented from time to time, in connection with the resale of new subordinated notes received in exchange for old subordinated notes acquired by you as a result of market-making or other trading activities.

     For a period of 365 days after the closing of the exchange offer, or, if earlier, until all restricted new subordinated notes covered by this Registration Statement have been sold, we will make this prospectus available to any broker-dealer for use in connection with any resale described above.

     If you do not exchange your old subordinated notes for new subordinated notes in the exchange offer, your old subordinated notes will continue to be subject to the restrictions on transfer contained in the legend on the old subordinated notes. Please refer to “Risk Factors—Risk Factors Relating to the Exchange Offer—Consequences of Failure to Exchange” for a description of those restrictions.

SUMMARY DESCRIPTION OF THE SUBORDINATED NOTES

     The terms of the new subordinated notes and the old subordinated notes are identical in all material respects, except that the new subordinated notes have been registered under the Securities Act and the transfer restrictions and registration rights relating to the old subordinated notes do not apply to the new subordinated notes. The new subordinated notes and the old subordinated notes are treated as one class under the indenture and are collectively referred to below as the “subordinated notes”. The following is a summary of material terms of the subordinated notes. This overview does not purport to be complete and is taken from, and is qualified by, the remainder of this prospectus, and the indenture relating to the subordinated notes. For a more complete description of the subordinated notes, see “Description of the Subordinated Notes” and the documents described therein.

Interest Payment Dates	Interest payments on the subordinated notes will be payable semi-annually in arrears in equal payments on June 4 and December 4 of each year, commencing December 4, 2003.

Guarantor	ABN AMRO Holding N.V., a publicly limited liability company incorporated under the laws of the Netherlands, and its successors.

Redemption

The subordinated notes may not be redeemed prior to maturity, unless certain changes occur in the treatment of the subordinated notes taxatiforon purposes (e.g., payments becoming subject to withholding tax). In such case, we may redeem the subordinated notes in whole, but not in part, on the next interest payment date, at their aggregate principal amount, together with any interest accrued to the date of such redemption. Subordinated notes so redeemed will forthwith be canceled and accordingly may not be re-issued or resold.

Notwithstanding the foregoing, the subordinated notes may only be redeemed upon receipt by us of the written approval of De Nederlandsche Bank N.V. (the Dutch Central Bank) to redeem the subordinated notes. See “Description of the Subordinated Notes—Redemption and Purchase—Redemption for Tax Reasons”.

Additional Amounts	We will make all payments in respect of the subordinated notes, and Holding will make all payments in respect of the guarantees, in each case without withholding or deduction for or on account of taxes levied in the Netherlands, subject to certain exceptions as provided in this prospectus. In the event that any such deduction is made, we will, save in certain limited circumstances, be required to pay additional amounts to cover the amounts so deducted. See “Description of the Subordinated Notes—Additional Amounts”.

Subordination

The subordinated notes will constitute our unsecured obligations and will rank pari passu without any preference among themselves and with all of the other present and future unsecured and subordinated obligations of ABN AMRO Bank N.V., save for those preferred by mandatory provisions of law.

The claims of the holders of the subordinated notes against us will:

(i) in the event of our liquidation or bankruptcy; or

(ii) in the event that a competent court has declared that we are in a situation which requires special measures (“bijzondere voorzieningen”) in the interests of all creditors, as referred to in Chapter X of the Dutch 1992 Act on the Supervision of the Credit System (Wet toezicht kredietwezen 1992), and for so long as such situation is in force (such situation being hereinafter referred to as a “moratorium”), be subordinated to (a) the claims of depositors, (b) unsubordinated claims with respect to the repayment of borrowed money and (c) other unsubordinated claims.

By virtue of such subordination, payments to a noteholder will, in the event of our liquidation or bankruptcy or in the event of a moratorium with respect to us, only be made after, and any set-off by a noteholder shall be excluded until, all our obligations resulting from deposits, unsubordinated claims with respect to the repayment of borrowed money and other unsubordinated claims have been satisfied.

See “Description of the Subordinated Notes—Status and Subordination”.

Remedies in the Event of Default

In the case of a bankruptcy default, the subordinated notes shall become forthwith due and payable at the redemption amount, together with any accrued interest (if any) to the date of repayment, without presentment, demand, protest or other notice of any kind.

If we default on the payment of interest or principal in respect of the subordinated notes and such default continues for more than 30 days, any noteholder may take such proceedings against us as it may think fit to enforce such payment; provided, however, that we will not, by virtue of the institution of any such proceedings, be obliged to pay any sum or sums sooner than such sum or sums would otherwise have been payable by us.

In any such event of default, repayment of the subordinated notes prior to maturity is subject to receipt by us of the written approval of the Dutch Central Bank.

See “Description of the Subordinated Notes — Events of Default — Limitation on Remedies”.

Status of the Subordinated Notes	For the purposes of the solvency guidelines of the Dutch Central Bank to which we are subject, the subordinated notes will qualify as tier 2 capital, as referred to in such solvency guidelines.

Guarantee	ABN AMRO Holding N.V. fully and unconditionally guarantees the payment of principal and interest on the subordinated notes when such amounts become due and payable.

Risk Factors	See “Risk Factors” and other information in this prospectus for a discussion of factors you should carefully consider.

OUR COMPANY

General Information

   History and Incorporation

     ABN AMRO Holding N.V. is incorporated under the laws of the Netherlands by deed of May 30, 1990 as the holding company of ABN AMRO Bank. The articles of association of Holding were last amended by deed of May 26, 2003 executed before Mr. R.J.C. van Helden, notary public in Amsterdam. Holding’s main purpose is to own ABN AMRO Bank and its subsidiaries. Holding owns 100 percent of the shares of ABN AMRO Bank and is jointly and severally liable for all liabilities of ABN AMRO Bank.

     ABN AMRO Bank traces its origin to the formation of the “Nederlandsche Handel-Maatschappij, N.V.” in 1825 pursuant to a Dutch Royal Decree of 1824. ABN AMRO Bank’s articles of association were last amended by deed of May 17, 2001.

     ABN AMRO Bank is registered in the Commercial Register of Amsterdam under number 33002587. The registered office of ABN AMRO Bank is at Gustav Mahlerlaan 10, 1082 PP Amsterdam, the Netherlands. Our home website is www.abnamro.nl for the Netherlands, and www.abnamro.com for the United States and the rest of the world. Information on our website does not form part of this prospectus and may not be relied upon in connection with any decision to invest in the subordinated notes.

   Changes to Our Corporate Governance Model

     At the Annual General Meeting of Shareholders on April 29, 2003, the proposal with regard to the changes in our corporate governance model was adopted by the shareholders as proposed. The articles of association of Holding were subsequently amended by deed on May 26, 2003.

     The amendments reflect Holding’s wish to increase shareholders’ influence. The essence of the amendments is that the authority to appoint and dismiss the members of the Managing Board and the Supervisory Board has switched to shareholders, with appointments being made on a binding nomination from the Supervisory Board, which nomination can be defeated by a two-thirds majority of the votes attending the shareholders meeting jointly representing at least half of the economic capital. Furthermore, the authority to adopt the financial statements has switched from the Supervisory Board to shareholders, while shareholders representing at least 1% of the capital may place items on the agenda of the shareholders’ meeting, including a proposal to appoint or dismiss members of the Managing and Supervisory Boards.

     In addition, the outstanding priority share has been converted into four ordinary shares, and the class of priority shares has been abolished. The right to determine the size of the Managing and Supervisory Boards has been transferred from Stichting Prioriteit to the Supervisory Board.

     For more information on the changes see “Item 4. Information on the Company–Business Overview–Corporate Governance” and “Item 10. Additional Information—Memorandum and Articles of Association—Proposal to Amend the Articles of Association” of our Form 20-F for 2002.

   Activities and Results

     The ABN AMRO group, which consists of Holding and its subsidiaries, is a global banking group offering a wide range of commercial and investment banking products and services on a global basis through its network of approximately 3,700 offices and branches in more than 60 countries and territories. ABN AMRO is one of the largest banking group in the world with total consolidated assets of EUR 560 billion at December 31, 2003. ABN AMRO has a substantial presence in the United States, where it is one of the largest foreign banking groups based on total assets held in the country, and it has a significant presence in Brazil.

     ABN AMRO’s performance reflects the group’s broad diversification of revenue sources and risks on the basis of clients, products and geography, its leading position in its home markets and a cautious management approach that focuses on shareholder value, profitability and cost control.

     ABN AMRO aims to create maximum economic value for its shareholders through a constant relationship focus on the financial services needs of its chosen client segments and a strict adherence to its financial targets. ABN AMRO is operating in three principal customer segments, whereby the objective is to maximize the value of each of these businesses as well as the synergies between them.

     ABN AMRO’s strategy is to use its strong capital base to pursue both organic growth and expansion through acquisitions with the goal of enhancing its position in key regions, broadening the range of products and services offered and entering new markets that it believes have significant long-term growth and profitability potential without risking its ability to achieve its targets for financial performance.

     The registered office and the principal executive offices of ABN AMRO Holding are located at Gustav Mahlerlaan 10, 1082 PP Amsterdam, The Netherlands, and its telephone number at that address is +31-20-383-6821.

RISK FACTORS

     In addition to the other information contained in or incorporated by reference into this prospectus, you should carefully consider the following risk factors in deciding whether to exchange your old subordinated notes.

Risks Relating to the Exchange Offer

   Consequences of failure to exchange

     Holders of old subordinated notes who do not exchange their old subordinated notes for new subordinated notes pursuant to the exchange offer will continue to be subject to the restrictions on transfer of their old subordinated notes as set forth in the legends thereon. In general, the old subordinated notes may not be offered or sold, unless they are registered under the Securities Act or are offered or sold pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not intend to register the old subordinated notes under the Securities Act.

     In addition, the tender of old subordinated notes will reduce the principal amount of the old subordinated notes outstanding, which may have an adverse effect upon, and increase the volatility of, the market price of the old subordinated notes due to a reduction in liquidity.

Risks Relating to the Subordinated Notes

   Our obligations under the subordinated notes will be subordinated to our senior unsecured indebtedness

     The subordinated notes are by their terms subordinated in right of payment to all current and future senior unsecured indebtedness of ABN AMRO Bank N.V., and are structurally subordinated to all current and future indebtedness of our subsidiaries. By reason of the subordination of the notes, in the event of a winding up of ABN AMRO Bank, although the notes would become immediately due and payable at their principal amount together with accrued interest thereon, the assets of ABN AMRO Bank would be available to pay such amounts only after all the senior indebtedness of ABN AMRO Bank and any payments preferred by mandatory provisions of law had been paid in full.

   We are not prohibited from issuing further debt which may rank pari passu with, or senior to, the subordinated notes

     Subject only to the conditions described in “Description of the Subordinated Notes—Subordination”, there is no restriction on the amount of debt that we may issue that ranks senior to the subordinated notes or on the amount of securities that we may issue that rank pari passu with the subordinated notes. The issue of any such debt or securities may reduce the amount recoverable by you upon our bankruptcy or may increase the likelihood of a deferral of payments on the subordinated notes.

   There are limitations on the remedies available to you should we fail to pay amounts due on the subordinated notes

     Upon a payment default, the sole remedy available to you for recovery of amounts owing in respect of any payment or principal of, or interest on, the subordinated notes will be the institution of proceedings to enforce such payment. Notwithstanding the foregoing, we shall not by virtue of the institution of any such proceedings be obliged to pay any sum or sums sooner than the same would otherwise have been payable by us. See “Description of the Subordinated Notes—Limitation of Remedies”.

   You will be deemed to have waived all rights of set-off

     Subject to applicable law, you may not exercise or claim any right of set-off in respect of any amount we owe you arising under or in connection with the subordinated notes and you will be deemed to have waived all such rights of set-off. See “Description of the Subordinated Notes—Status and Subordination—Waiver of right to set-off”.

   We may redeem the subordinated notes at any time if certain tax law changes requiring additional amounts occur

     Upon the occurrence of certain tax events described more fully in this prospectus under “Description of the Subordinated Notes—Redemption for Tax Reasons”, the subordinated notes will be redeemable at any time in whole, but not in part, at our option. Any redemption of the subordinated notes will be subject to the conditions described under “Description of the Subordinated Notes—Redemption for Tax Reasons”.

   Because the new subordinated notes are a new issue, there is no assurance that a trading market will exist or that it will be liquid

     The new subordinated notes are being offered to holders of the old subordinated notes. The old subordinated notes were issued to a limited number of qualified institutional buyers in the United States in reliance on Rule 144A under the Securities Act and to a limited number of institutional investors outside of the United States in reliance on Regulation S of the Securities Act. The new subordinated notes are a new issue of securities for which there is no established trading market. Although application has been made to list the new subordinated notes on Euronext Amsterdam, there can be no assurance that an active trading market will develop. We currently make a market in the old subordinated notes, and we may make a market in the new subordinated notes. However, we are not obliged to do so, and any such market-making activities may be discontinued at any time without notice, at our sole discretion. Therefore, no assurance can be given as to the liquidity of, or the trading market for, the new subordinated notes. There may be a limited number of buyers and the market prices may be uncertain when you decide to sell your new subordinated notes. The liquidity and market prices for the new subordinated notes will vary depending on changes in market and economic conditions, the financial conditions of, and prospects for, ABN AMRO, and other factors that generally influence the market prices of securities. Accordingly, there is no assurance that a trading market for the new subordinated notes will exist and no assurance as to the liquidity of any trading market.

Risks Related to our Business

     We have incorporated, and you should review, the Risk Factors in Item 3 of our Form 20-F for 2002 and as modified or superseded by our Form 20-Fs for subsequent years and any other filings made by us with the SEC that are incorporated herein by reference.

   Our results can be adversely affected by general economic conditions and other business conditions

     Our results are affected by general economic and other business conditions. These conditions include changing economic cycles that affect demand for investment and banking products. Such cycles are also influenced by global political events, such as terrorist acts, war and other hostilities as well as by market specific events, such as shifts in consumer confidence, industrial output, labor or social unrest and political uncertainty. Since the second half of 2000 the growth in the world’s major economies has slowed and stock markets around the world have experienced meaningful declines. For example, global economic conditions in 2003 remained challenging, the euro-zone economies have had a difficult year, the Dutch economy suffered from a recession and the U.S. economy was weak in the first half. These changing conditions have had an impact on our results.

     Our investment banking, securities trading and brokerage activities, and asset management and private banking services, as well as our investments in, and sales of products linked to, financial assets, particularly equity securities performance, were adversely impacted in 2002 and 2003 by the weaker financial markets. A protracted decline or further steep declines in the stock or bond markets would further adversely affect these activities and investments. Our commercial and consumer banking business will also be affected by general economic and business conditions. During recessionary conditions, there may be less demand for loan products or certain customers may face financial problems. Interest rate rises may also impact the demand for mortgages and other loan products.

     The risk arising from the impact of the economy and business climate on the credit quality in the range of borrowers and counter-parties can affect the overall credit quality and the recoverability of loans and amounts due from counter-parties. In 2002, and to a lesser extent in 2003, adverse changes in the credit quality of our borrowers and counter-parties have resulted in additional provisions for loan losses.

     For a discussion of how credit and market risk is managed see “Item 4. Information on the Company—Business Overview—Risk Management” in our 20-F for 2002.

   Changes in interest rate and foreign exchange rates may impact our results

     Fluctuations in interest rates and foreign exchange rates, particularly in our three home markets of the Netherlands, the United States and Brazil, also influence our performance. Since the second half of 2000 the U.S. Federal Reserve has significantly reduced interest rates while the European Central Bank and the Bank of England have eased rates more modestly. The Central Bank of Brazil has also experienced volatility in its interest rate development.

     The results of our banking operations are affected by our management of interest rate sensitivity. Interest rate sensitivity refers to the relationship between changes in market interest rates and changes in net interest income. The composition of our assets and liabilities, and any gap position resulting from the composition, causes the net interest income to vary with changes in interest rates. In addition, variations in interest rate sensitivity may exist within the re-pricing periods or between the different currencies in which we hold interest rate positions. A mismatch of interest-earning assets and interest-bearing liabilities in any given period may, in the event of changes in interest rates, have a material effect on the financial condition or result from operations of our business.

     We publish our consolidated financial statements in euros. When deemed affordable and necessary, and in order to mitigate the volatile impact of fluctuations in exchange rates and ensure consistent earnings streams, we hedge expected earnings, especially exposure to the U.S. dollar. However, fluctuations in exchange rates used to translate other currencies into euros, will impact our reported consolidated financial condition, results of operations and cash flows from year to year. For 2003, based on our unaudited results reported on Form 6-K on February 4, 2004, 30.9% of our revenues and 25.7% of our expenses were denominated in U.S. dollars and 9.4% of our revenues and 8.6% of our expenses were denominated in Brazilian real. Fluctuations in exchange rates will also impact the euro value of our investments and the return on our investments, as well as our obligations.

     For a discussion of how interest rate risk and foreign exchange rate fluctuation risk is managed see “Item 4. Information on the Company—Business Overview—Risk Management” of our 20-F for 2002.

   Our performance is subject to substantial competitive pressures that could adversely affect our results of operations

     There is substantial competition for the types of banking and other products and services that we provide in the Netherlands and the other regions in which we conduct large portions of our business, including the United States and Brazil. Such competition is affected by consumer demand, technological changes, the impact of consolidation, regulatory actions and other factors. If we are unable to provide attractive product and service offerings that are profitable, we may lose market share or incur losses on some or all activities.

   Regulatory changes could adversely affect our business

     We are subject to banking and financial services laws and government regulation in each of the jurisdictions in which we conduct business. Regulatory agencies have broad administrative power over many aspects of the financial services business, which may include liquidity, capital adequacy and permitted investments, and marketing and selling practices. Banking and financial services laws, regulations and policies currently governing us and our subsidiaries may change at any time in ways which have an adverse effect on our business. Furthermore, we cannot predict the timing or form of any future regulatory initiatives. Changes in existing banking and financial services laws and regulations may materially affect the way in which we conduct our business, the products or services we may offer and the value of our assets.

   There is operational risk associated with our industry which, when realized, may have an adverse impact on our results

     We, like all financial institutions, are exposed to many types of operational risk, including the risk of fraud by employees or outsiders, unauthorized transactions by employees or operational errors, including clerical or record keeping errors or errors resulting from faulty computer or telecommunications systems. Given the high volume of transactions at ABN AMRO certain errors may be repeated or compounded before they are discovered and successfully rectified. In addition, our dependence upon automated systems to record and process its transactions volume may further increase the risk that technical system flaws or employee tampering or manipulation of those systems will result in losses that are difficult to detect. Although ABN AMRO maintains a system of controls designed to keep operational risk at appropriate levels we have suffered losses from operational risk and there can be no assurance that we will not suffer losses from operational risks in the future.

     For a discussion of how operational risk is managed see “Item 4. Information on the Company—Business Overview—Risk Management” in our 20-F for 2002.

USE OF PROCEEDS

     We will not receive any cash proceeds from the issuance of the new subordinated notes. The new subordinated notes will be exchanged for old subordinated notes as described in this prospectus upon our receipt of old subordinated notes. We will cancel all of the old subordinated notes surrendered in exchange for the new subordinated notes.

     Our net proceeds from the sale of the old subordinated notes were approximately $496,715,000 million, after deduction of underwriting discounts and commissions and before other expenses. We used those net proceeds for general corporate purposes and to further strengthen our capital base.

CAPITALIZATION

     The following table sets forth the consolidated capitalization of ABN AMRO Holding N.V. in accordance with Dutch GAAP at December 31, 2003. For an overview of how we present our financial information, including a description of our relationship with ABN AMRO Holding N.V., please see “Selected Historical Financial Data” below. You should read this table together with the consolidated financial statements and the related notes thereto included by reference in this prospectus. The exchange offer will not have any effect upon capitalization.

At December 31, 2003 (in EUR millions)

(unaudited)

Banks	110,887
Total client accounts	289,866
Debt securities	71,688
Other liabilities	33,207
Subordinated debt	13,900

Total debt(1)	519,548
Shareholders’ equity	13,047
Minority interests(2)	3,713

Total capitalization	536,308

(1)	For purposes of the capitalization table, we have not included accruals and deferred income of EUR 11,840 million, provisions of EUR 11,146 million and EUR 1,143 million in the fund for general banking risks.

(2)	Does not include $1,650 million (plus greenshoe, if exercised) 6.08% subordinated debt securities issued by Bank in connection with the Non-cumulative Guaranteed Trust Preferred Securities issued by ABN AMRO Capital Funding Trust VII which offering commenced on February 11, 2004.

     Except as disclosed herein, since December 31, 2003, there has not been a material adverse change in the capitalization of ABN AMRO Holding N.V.

RATIO OF EARNINGS TO FIXED CHARGES

     Our ratio of earnings to fixed charges in accordance with U.S. GAAP for the periods presented are as follows. Amounts based on U.S. GAAP are not yet available as of and for the period ended December 31, 2003.

	For the Year Ended December 31,

	2003(1)	2002	2001	2000	1999	1998

Excluding interest on deposits(2)	2.65	1.89	1.45	1.85	1.91	2.04
Including interest on deposits(2)	1.36	1.21	1.08	1.15	1.17	1.17

(1)	Based on Dutch GAAP. These figures are unaudited.

(2)	Deposits include bank and total customer accounts. See the consolidated financial statements incorporated by reference in this prospectus.

EXCHANGE RATES

     A significant portion of our assets and liabilities are denominated in currencies other than the euro. Accordingly, fluctuations in the value of the euro relative to other currencies, such as the U.S. dollar, can have an effect on our financial performance. For a discussion of the impact of exchange rate fluctuations on our financial condition and results of operations, see “Item 5. Operating and Financial Review and Prospects” in our 20-F for 2002.

     The following table shows, for the years and months indicated, certain information regarding the Noon Buying Rate in the City of New York for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York expressed in euros per U.S. dollar. For 1998, the USD/EUR rate was derived by dividing the USD/NLG rate in those years by the Dutch guilder to euro fixed conversion rate of NLG 2.20371 per euro.

Period	At Period End(1)	Average Rate(2)	High	Low

	(Value of 1 USD in euro)
1998	0.85	0.90	0.95	0.82
1999	0.99	0.93	0.99	0.86
2000	1.06	1.09	1.20	0.97
2001	1.12	1.12	1.19	1.05
2002	0.95	1.06	1.16	0.95
2003	0.79	0.89	0.97	0.79
August 2003	0.92	0.90	0.92	0.88
September 2003	0.86	0.89	0.92	0.86
October 2003	0.86	0.85	0.86	0.85
November 2003	0.83	0.85	0.88	0.83
December 2003	0.79	0.81	0.84	0.79
January 2004	0.80	0.79	0.81	0.78
February 2004 (through February 11)	0.78	0.79	0.80	0.78

(1)	The period-end rate is the Noon Buying Rate announced on the last day of the period.

(2)	The average rate for each yearly period is the average of the Noon Buying Rates on the last day of each month during the year. The average rate for each monthly period is the average of the Noon Buying Rates of each day of the month.

     These rates are provided solely for your convenience and are not necessarily the rates used by us in preparation of our consolidated financial statements or in financial data included elsewhere in this prospectus.

SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected financial information has been derived from the consolidated financial statements of ABN AMRO Holding N.V. for the periods indicated. Holding was incorporated under Dutch law on May 30, 1990 and owns all of our shares. Holding itself has no material operations. Holding’s consolidated financial statements incorporated by reference herein include condensed financial information with respect to Bank. At and for the year ended December 31, 2003 we accounted for approximately 100% of Holding’s consolidated assets, consolidated total revenue and consolidated net profit.

     Holding’s consolidated financial statements for each of the five years ended December 31, 2002, 2001, 2000, 1999 and 1998 have been audited by Ernst & Young Accountants, independent auditors. The audited consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 are incorporated by reference herein. See our Form 20-F for the year 2002, containing the audited consolidated financial statements for the years ended December 31, 2002, 2001 and 2000. For more information on how to obtain copies of these filings, see the section “Where You Can Find More Information—Incorporation by Reference”.

     On February 4th, 2004 ABN AMRO announced its results for the three months and the year ended December 31, 2003 on an unaudited basis and according to generally accepted accounting principles in the Netherlands (Dutch GAAP). The summary unaudited financial statements announcing these results incorporated by reference into this prospectus and included in the following selected financial information, are preliminary and unaudited and are subject to change based on the auditors’ completion of their audit of such financial statements.

     The consolidated financial statements have been prepared in accordance with Dutch GAAP, which varies in certain respects from U.S. GAAP. For a description of the significant differences between Dutch GAAP and U.S. GAAP relevant to ABN AMRO, as well as a reconciliation of certain Dutch GAAP amounts to U.S. GAAP for the year ended December 31, 2002, see note 45 to the audited consolidated financial statements included in our 20-F for 2002. For selected financial data in accordance with U.S. GAAP, see “–Selected Financial Data in accordance with U.S. GAAP”. Amounts based on U.S. GAAP are not yet available as of and for the period ended December 31, 2003.

     The consolidated financial statements are published in euros. See “Exchange Rates” for information regarding the euro/dollar exchange rates from January 1, 1998 to the present. The financial information for periods prior to January 1, 1999 has been converted from Dutch guilders to euro using the Dutch guilder to euro fixed conversion rate determined as of December 31, 1998 by the participating countries of the European Monetary Union of 1 EUR = 2.20371 NLG.

     The following selected financial data is only a summary and should be read in conjunction with and is qualified by reference to the consolidated financial statements and notes thereto, as well as the information provided in “Item 5. Operating and Financial Review and Prospects” in our 20-F for 2002, and the 6-K filed with the SEC on February 4, 2004.

Selected Consolidated Income Statement Data

	For the Year Ended December 31,

	2003	2002	2001	2000	1999	1998(1)

	(unaudited)
	(in millions of EUR, except per share data)

Net interest revenue	9,723	9,845	10,090	9,404	8,687	7,198
Net commissions	4,464	4,639	5,214	5,880	4,455	3,388
Results from financial transactions	1,993	1,477	1,552	1,569	1,374	1,153
Other revenue	2,613	2,319	1,978	1,616	1,011	799

Total revenue	18,793	18,280	18,834	18,469	15,527	12,538
Operating expenses	12,585	12,823	13,771	13,202	10,609	8,704
Provision for loan losses	1,274	1,695	1,426	617	653	941
(Release from)/Addition to fund for general
banking risks	—	—	—	(32)	(20)	(101)
Operating profit before taxes	4,918	3,713	3,613	4,725	4,250	2,897
Net profit	3,161	2,207	3,230	2,498	2,570	1,828
Net profit attributable to Ordinary Shares	3,116	2,161	3,184	2,419	2,490	1,747
Dividends on Ordinary Shares	1,544	1,416	1,374	1,345	1,170	825
Average number of Ordinary Shares
outstanding (in millions)	1,610.2	1,559.3	1,515.2	1,482.6	1,451.6	1,422.1
Net profit per Ordinary Share (in EUR)	1.94	1.39	2.10	1.63	1.72	1.23

(1)	We have restated in euro the amounts we originally reported in Dutch guilders (NLG), using the fixed conversion rate of NLG 2.20371 per euro.

Selected Consolidated Balance Sheet Data

	At December 31,

	2003	2002	2001	2000	1999	1998(1)

	(unaudited)
	(in millions of EUR, except per share data)
Assets
Banks	58,800	41,924	49,619	48,581	47,201	60,894
Loans	296,843	310,903	345,330	319,266	259,723	220,512
Interest-bearing securities	132,041	141,494	123,365	108,053	92,583	106,067

Total assets	560,437	556,018	597,363	543,169	457,884	432,083
Liabilities
Banks	110,887	95,884	107,843	101,510	80,990	104,898
Total customer accounts	289,866	289,461	312,364	279,549	229,992	205,554
Debt securities	71,688	71,209	72,495	60,283	54,228	37,947
Capitalization
Fund for general banking risks	1,143	1,255	1,381	1,319	1,232	1,140
Shareholders’ equity(2)	13,047	10,781	11,787	12,523	11,987	10,723
Minority interests	3,713	3,810	4,556	5,287	4,945	3,530
Subordinated debt	13,900	14,278	16,283	13,405	10,717	8,980
Group capital(2)	31,803	30,124	34,007	32,534	28,881	24,373

Ordinary Shares outstanding (in millions)	1,637.9	1,585.6	1,535.5	1,500.4	1,465.5	1,438.1
Shareholder’s equity per Ordinary Share (in
EUR)(2)	7.47	6.28	7.13	7.78	7.59	6.85

(1)	We have restated in euro the amounts we originally reported in Dutch guilders (NLG), using the fixed conversion rate of NLG 2.20371 per euro.

(2)	Pursuant to a new directive of the Dutch “Raad voor de Jaarverslaggeving” (Council for Annual Reporting), we calculated shareholders’ equity at December 31, 2003 before profit appropriation instead of after profit appropriation, which is how we present our financials in this table at December 31, 2002, 2001, 2000, 1999 and 1998. The consequence of this new directive is that the profit during the year will be added to shareholders’ equity for the full amount until shareholders have approved the proposed profit appropriation. Calculated before profit appropriation, shareholder’s equity and group capital at December 31, 2002 would be EUR 11,081 million and EUR 30,424 million, respectively, and at December 31, 2001 would be EUR 12,098 million and EUR 34,318 million, respectively. In addition, shareholder’s equity per Ordinary Share would be EUR 6.47 and EUR 7.34 at December 31, 2002, and December 31, 2001, respectively.

Selected Ratios

	At or For the Year Ended December 31,

	2003	2002	2001	2000	1999	1998(1)

	(unaudited)(14)
	(in millions of EUR, except per share data)
Profitability Ratios
Net interest margin(2)	—	1.8	1.8	1.7	2.1	1.7
Non-interest revenue to total revenue	48.3	46.1	46.4	49.1	44.1	42.6
Efficiency ratio(3)	67.0	70.1	73.1	71.5	68.3	69.4
Return on average total assets(4)	0.53	0.39	0.36	0.51	0.56	0.41
Return on average Ordinary Shareholders’
equity(5)	28.5	22.6	20.5	26.5	23.7	16.9
Capital Ratios
Average Ordinary Shareholders’ equity on
average total assets	1.81	1.69	1.75	2.08	2.43	2.71
Dividend payout ratio(6)	49.0	64.7	42.9	55.2	46.5	46.9
Tier 1 capital ratio(7)	8.15	7.48	7.03	7.20	7.20	6.94
Total capital ratio(7)	11.73	11.54	10.91	10.39	10.86	10.48
Credit Quality Ratios
Specific provision for loan losses (net) to
private sector loans (gross) (8)(9)(10)	—	0.67	0.51	0.33	0.32	0.35
Non-performing loans to private sector
loans (gross)(9)(11)	—	2.44	2.21	2.05	2.26	2.39
Specific allowance for loan losses to
private sector loans (gross)(9)(12)	—	1.64	1.70	1.68	2.11	2.25
Specific allowance for loan losses to non-
performing loans (gross)(12)	—	67.3	76.8	81.9	93.0	93.9
Write offs to private sector loans (gross)(9)	—	0.68	0.44	0.63	0.36	0.29
Consolidated Ratios of Earnings to Fixed Charges
Excluding interest on deposits(13)	2.65	1.82	1.95	1.76	2.09	1.96
Including interest on deposits(13)	1.36	1.19	1.18	1.14	1.21	1.16

(1)	We have restated in euro the amounts we originally reported in Dutch guilders (NLG), using the fixed conversion rate of NLG 2.20371 per euro.

(2)	Net interest revenue as a percentage of average interest earning assets.

(3)	Operating expenses as a percentage of net interest revenue and total non-interest revenue.

(4)	Net profit as a percentage of average total assets. Excludes extraordinary items in 2002, 2001 and 2000. Including such extraordinary items, the return on average total assets was 0.36 in 2002, 0.50 in 2001 and 0.42 in 2000.

(5)	Net profit attributable to Ordinary Shares as a percentage of average ordinary shareholders’ equity. Excludes extraordinary items in 2002, 2001 and 2000. Including such extraordinary items, the return on average Ordinary Shares was 20.7 in 2002, 28.1 in 2001 and 21.2 in 2000.

(6)	Dividend per Ordinary Share as a percentage of net profit per Ordinary Share. Includes extraordinary items in 2002, 2001 and 2000. Excluding such extraordinary items, the dividend payout ratio was 59.2 in 2002, 58.8 in 2001 and 44.1 in 2000.

(7)	Tier 1 capital and total capital as a percentage of risk-weighted assets under BIS guidelines. For more information on our capital ratios, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” in our Form 20-F for 2002.

(8)	Excludes specific provision for sovereign risk (2002: EUR 14 million; 2001: EUR 84 million; 2000: EUR (197) million; 1999: EUR (25) million; 1998: EUR 303 million) as the exposure for this risk is primarily classified under securities and not under either private or public sector loans. See further explanation of the sovereign exposure in “Item 5 . Operating and Financial Review and Prospects – Selected Statistical Information – Analysis of Loan Loss Experience: Provisions and Allowances for Loan Losses” in our Form 20-F for 2002.

(9)	Excludes professional securities transactions (2002: EUR 56 billion; 2001: EUR 71 billion; 2000: EUR 59 billion; 1999: EUR 41 billion; 1998: EUR 34 billion) because these primarily consist of reverse repurchase agreements with no credit risk.

(10)	Excludes additions to and releases from the fund for general banking risks (2002: EUR 0 million; 2001: EUR 0 million; 2000: EUR (32) million; 1999: EUR (20) million; 1998: EUR (101) million).

(11)	Non-performing loans are non-accrual loans and non-performing loans for which interest has been suspended. For more information on non-performing loans see “Item 5. Operating and Financial Review and Prospects—Selected Statistical Information—Analysis of Loan Loss Experience: Provisions and Allowances for Loan Losses—Non-performing Loans” of our Form 20-F for 2002.

(12)	Excludes the amount of the fund for general banking risks, gross of tax (2002: EUR 1,931 million; 2001: EUR 2,125 million; 2000: EUR 2,029 million; 1999: EUR 1,895 million; 1998: EUR 1,754 million).

(13)	Deposits include banks and total customer accounts.

(14)	Net interest margin and credit quality ratios for 2003 are not yet available.

Selected Financial Data in Accordance with U.S. GAAP

	At or For the Year Ended December 31,

	2002	2001	2000

	(In Millions of EUR Except Per Share Data)
Income Statement Data
Net interest revenue	7,879	8,488	8,568
Non-interest revenue	10,057	9,782	9,460
Total revenue	17,936	18,270	18,028
Pre tax profit	3,711	2,077	4,245
Net profit	2,110	1,346	2,570
Balance Sheet Data
Shareholders’ equity	19,013	20,856	20,222
Minority interests	3,810	4,556	5,287
Total assets	562,478	614,856	556,135
Share Information
Basic earnings per Ordinary Share (in EUR)	1.32	0.86	1.68
Diluted earnings per Ordinary Share (in EUR)	1.32	0.85	1.67
Basic earnings per ADS (in USD)(1)	1.25	0.77	1.55
Shareholders’ equity per Ordinary Share (in EUR)	11.47	13.04	12.92
Shareholders’ equity per ADS (in USD)(2)	12.03	11.50	12.01

(1)	This item has been translated into U.S. dollars at the rate equal to the average of the month-end rates for the applicable year.

(2)	This item has been translated into U.S. dollars at the applicable year-end rate.

Selected Ratios in Accordance with U.S. GAAP

	At or For the Year Ended December 31,

	2002	2001	2000

	(In Percentages)
Profitability Ratios
Net interest margin	1.5	1.7	1.7
Non-interest revenue to total revenue	56.1	53.5	52.5
Efficiency ratio (excluding goodwill amortization)	67.4	76.6	71.8
Return on average total assets	0.34	0.20	0.42
Return on average ordinary shareholders’ equity	10.8	6.6	13.6
Credit Quality Ratios(1)
Provision for loan losses (net) to private sector loans (gross)(2)(4)	0.67	0.51	0.31
Non-performing loans to private sector loans (gross)(4)(5)	2.44	2.21	2.05
Allowances for loan losses to private sector loans (gross)(3)(4)	2.41	2.50	2.54
Allowances for loan losses to non-performing loans(3)(4)	98.8	113.1	121.5
Write-offs to private sector loans (gross)(4)	0.68	0.44	0.63

(1)	Excludes specific provision for sovereign risk (2002: EUR 14 million; 2001: EUR 84 million; 2000: EUR (197) million; 1999: EUR (25) million; 1998: EUR 303 million) as the exposure for this risk is primarily classified under securities. See further explanation of the sovereign exposure in “Item 5 . Operating and Financial Review and Prospects – Selected Statistical Information – Analysis of Loan Loss Experience: Provisions and Allowances for Loan Losses” in our Form 20-F for 2002.

(2)	Includes additions to/releases from the fund for general banking risks (2002: EUR 0 million; 2001: EUR 0 million; 2000: EUR (32) million; 1999: EUR (20) million; 1998: (101) million). See note 45 to the audited consolidated financial statements included in our Form 20-F for 2002.

(3)

Includes the amount of the fund for general banking risks gross of tax (2002: EUR 1,931 million; 2001: EUR 2,125 million; 2000: EUR 2,029 million; 1999: EUR 1,895 million; 1998: EUR 1,754 million). See note 45 to the audited consolidated financial statements included in our Form 20-F for 2002.

(4)	Excludes professional securities transactions (2002: EUR 56 billion; 2001: EUR 71 billion; 2000: EUR 59 billion; 1999: EUR 41 billion; 1998: EUR 34 billion) because these primarily consist of reverse repurchase agreements with no credit risk.

(5)	Non-performing loans are non-accrual loans and non-performing loans for which interest has been suspended. For more information on non-performing loans see “Item 5. Operating and Financial Review and Prospects – Selected Statistical Information – analysis of Loan Loss Experience: Provisions and Allowances for Loan Losses – Non-performing loans”.

DESCRIPTION OF THE SUBORDINATED NOTES

     On June 2, 2003, ABN AMRO Bank N.V. issued U.S.$ 500,000,000 aggregate principal amount at maturity of its 4.65% Subordinated Notes Due 2018. The old subordinated notes were issued pursuant to an indenture dated as of June 2, 2003 made between us and The Bank of New York, as trustee, paying agent, registrar, and transfer agent (referred to as the “trustee”, the “paying agent”, “registrar”, or the “transfer agent”, as the context may require, which expression includes any successor trustee and any successor or additional paying agents, registrars, or transfer agents appointed from time to time in connection with the subordinated notes), as supplemented by a first supplemental indenture dated as of February 3, 2004. References herein to the indenture refer to the indenture as amended or supplemented from time to time.

     Pursuant to a registration rights agreement between us and the initial purchases in the initial offering of the old subordinated notes, we agreed to register an aggregate principal amount at maturity of U.S.$ 500,000,000 of our new 4.65% Subordinated Notes due 2018 that may be exchanged for equal principal amounts at maturity of our outstanding old subordinated notes.

     The principal terms of the old subordinated notes are the same as the new subordinated notes, including the interest rate, the interest payment dates and the maturity date, except that the new subordinated notes are registered under the Securities Act of 1933 and do not contain U.S. transfer restrictions or registration rights. The same indenture will govern both the old subordinated notes and the new subordinated notes. The new subordinated notes and the old subordinated notes are part of a single class under the indenture, and if the exchange offer is consummated, holders of the old subordinated notes who do not exchange their notes will vote together with the holders of the new subordinated notes for all relevant purposes of the indenture.

      The old subordinated notes and the new subordinated notes are jointly referred to as the “subordinated notes”.

     The exchange offer is being extended to the holders of the old subordinated notes because it is expected to provide increased liquidity. If all of the old subordinated notes are exchanged for new subordinated notes, U.S.$ 500,000,000 aggregate principal amount of the new subordinated notes will be outstanding following consummation of the exchange offer. However, we cannot assure you that all of the old subordinated noteholders will participate in the exchange.

     The following is a summary of the terms of the subordinated notes. So long as any subordinated notes are listed on Euronext Amsterdam, we shall maintain a Euronext listing agent and a paying agent in the Netherlands. ABN AMRO Bank N.V. will initially act as the Euronext listing agent and as paying agent in the Netherlands. Certain provisions of this section are summaries of the indenture and subject to its detailed provisions. Noteholders are bound by, and are deemed to have notice of, all the provisions of the indenture applicable to them. Copies of the indenture are available for inspection by noteholders during normal business hours at the corporate trust office of the trustee in New York and at the specified offices of each of the paying agents, and is also an exhibit to the registration statement.

     For purposes of this summary, the terms “we” and “us” refer only to ABN AMRO Bank N.V., and not to any of its subsidiaries.

     References to “noteholders” or “holders” means direct holders and not street name holders or other indirect holders or beneficial holders of subordinated notes. Our obligations, as well as the obligations of the trustee and those of any third parties employed by us or the trustee, under the subordinated notes run only to persons who are registered as holders of the subordinated notes. For example, once we make payment to the registered holder, we have no further responsibility for the payment even if that holder is legally required to pass along to you as a street name holder but does not do so.

General

     The old subordinated notes were limited in aggregate principal amount at maturity to U.S.$ 500,000,000. The new subordinated notes will be limited in aggregate principal amount at maturity to U.S.$ 500,000,000.

     The subordinated notes will bear interest at 4.65% per annum from June 2, 2003 (the “interest commencement date”), payable semi-annually in arrears on June 4 and December 4 of each year, commencing December 4, 2003. Interest on each new subordinated note will accrue from the last interest payment date on which interest was paid on the old subordinated notes surrendered in the exchange offer, or, if no interest has been paid on such old subordinated notes, from the interest commencement date.

     The subordinated notes will mature on June 4, 2018 (the “maturity date”) and are subject to redemption upon the occurrence of certain tax events (as described herein). Payments of principal and interest on the global notes (as defined herein) will be made by wire transfer in immediately available funds. Any payments of principal and interest on the subordinated notes to be made on a date that is not a business day may be made on the next succeeding business day with the same force and effect as if made on such date, and no additional interest shall accrue as a result of such delayed payment.

     “Business day” means any day, other than a Saturday or Sunday, that is not a day on which banking institutions are authorized or required by law or executive order to be closed in New York City, the Netherlands or London.

Guarantee

     ABN AMRO Holding N.V. fully and unconditionally guarantees the subordinated notes as to payment of principal and interest, when such amounts become due and payable. The old subordinated notes are guaranteed pursuant to the standing guarantee by Holding of all Bank’s liabilities pursuant to the 403-declaration deposited by Holding with the Chamber of Commerce in Amsterdam. The new subordinated notes are fully and unconditionally guaranteed by Holding pursuant to the guarantees registered under this registration statement.

Form and Denomination

     The old subordinated notes have been, and the new subordinated notes will be, issued in fully registered form, without interest coupons attached, in the form of one or more global notes (collectively, the “global notes”). New subordinated notes represented by one or more global notes will be offered and sold in minimum denominations of U.S.$1,000 or any amount in excess thereof which is a multiple of U.S.$1,000. Definitive notes (as defined below) may, in the limited circumstances specified by the terms of the global notes, be issued to each noteholder in respect of its registered holding or holdings of subordinated notes. See “—Book-entry System; Delivery and Form” for more information about the form of the new subordinated notes and their clearance and settlement.

Interest

   Rate of Interest

     Each subordinated note will bear interest on its nominal amount from (and including) the interest commencement date (or, with respect to the new subordinated notes from the last interest payment date on which interest was paid on the old subordinated notes surrendered in the exchange offer, or, if no interest has been paid on such old subordinated notes, from the interest commencement date) at the fixed rate of 4.65% per annum (the “rate of interest”) payable in arrears on June 4 and December 4 in each year (each an “interest payment date”) up to and including the maturity date. The regular record dates for each interest payment date will be May 15 and November 15 of each year (each a “record date”).

     “Interest period” means the period from (and including) an interest payment date (or the interest commencement date) to (but excluding) the next (or first) interest payment date.

     If interest in respect of a subordinated note is required to be calculated for a period other than an interest period, such interest shall be calculated by applying the rate of interest to the principal amount of such subordinated note, multiplying such sum by the day count fraction, and rounding the resultant figure to the nearest cent, half a cent being rounded upwards or otherwise in accordance with applicable market convention.

     “Day count fraction” means the number of days in the period from and including the most recent interest payment date (or, if none, the interest commencement date) to but excluding the relevant payment date (such number of days being calculated on the basis of a year of 360 days with 12 30-day months) divided by 360.

   Accrual of Interest

     Each subordinated note will cease to bear interest from the date for its redemption unless, upon due presentation thereof, payment of principal is improperly withheld or refused. In such event, interest will continue to accrue until the earlier of:

(i)	the date on which all amounts due in respect of such subordinated note have been paid; and

(ii)	five days after the date on which the full amount of the moneys payable has been received by the paying agent and notice to that effect has been given in accordance with the provisions included in “Notices” below or individually.

     Holders of old subordinated notes whose notes are accepted for exchange will be deemed to have waived their right to receive any payment in respect of interest on such outstanding old subordinated notes accrued from the last interest payment date for such old subordinated notes or, if no interest has been paid on such old subordinated notes, from the interest commencement date, to the date of the issuance of the new subordinated notes.

Payments

   Method of Payment

     Payments in respect of the global notes shall be made to the holders thereof on the relevant interest payment date as they appear in the register maintained by the registrar on the relevant record date. Payments shall be made in U.S. dollars by wire transfer.

     While in global form, payments in respect of the subordinated notes shall be made in accordance with the procedures of DTC as described under “—Book-entry System; Delivery and Form—Clearing and Settlement”. Payments in respect of any definitive notes shall be made by wire transfer, direct deposit or check mailed to the address of the noteholder entitled thereto as such address shall appear on the register. Payments will be subject in all cases to any fiscal or other laws and regulations applicable thereto in the place of payment but without prejudice to the provisions included in “Additional Amounts” below.

     Payments of principal in respect of the subordinated notes, whether in definitive or global form, will be made against presentation and surrender of the subordinated notes at the specified office of the paying agent. In the case of payments by check, checks will be mailed to noteholders at each such noteholder’s registered address on the due date.

   Presentation of Subordinated Notes

     The holder of a global note shall be the only person entitled to receive payments in respect of subordinated notes represented by such global note, and we will be discharged by payment to, or to the order of, the holder of such a global note in respect of each amount so paid. Each person shown in the records of DTC as the beneficial holder of a particular nominal amount of subordinated notes represented by such a global note must look solely to DTC for its share of each payment made by us to the holder of the global note. No person other than the holder of such global note shall have any claim against us in respect of any payments due on that global note.

     Street name and other indirect holders should consult their banks or brokers for information on how they will receive payments.

Status and Subordination

     The subordinated notes constitute the direct, unsecured and subordinated debt obligations of ABN AMRO Bank N.V. and rank pari passu among themselves and with all of our other present and future unsecured and subordinated obligations, save for those preferred by mandatory provisions of law.

       The claims of the holders of the subordinated notes against us are:

  in the event of our liquidation or bankruptcy, or

  in the event that a competent court has declared that we are in a situation which requires special measures “bijzondere voorziening”) in the interests of all creditors, as referred to in Chapter X of the Dutch 1992 Act on the Supervision of the Credit System (Wet toezicht kredietwezen 1992), and for so long as such situation is in force (such situation being hereinafter referred to as a “moratorium”), subordinated to, among other things, (a) the claims of depositors, (b) unsubordinated claims with respect to the repayment of borrowed money and (c) other unsubordinated claims, as further specified in the indenture.

     By virtue of such subordination, payments in respect of the new subordinated notes will, in the event of our liquidation or bankruptcy or in the event of a moratorium with respect to us, only be made after, and any set-off by a noteholder with respect to the new subordinated notes shall be excluded until, all our obligations resulting from deposits, unsubordinated claims with respect to the repayment of borrowed money and other unsubordinated claims have been satisfied.

   Status of the Subordinated Notes

     For the purposes of the solvency guidelines of the Dutch Central Bank (De Nederlandsche Bank N.V.) to which we are subject, the subordinated notes will qualify as tier 2 capital, as referred to in such solvency guidelines.

Issuance of Further Subordinated Notes

     We may from time to time, without the consent of the noteholders, create and issue further subordinated notes having terms and conditions the same as the subordinated notes or the same in all respects save for the amount and date of the first payment of interest on, such further subordinated notes and so that the same shall be consolidated and form a single class with the outstanding subordinated notes.

     We may offer additional subordinated notes with original issue discount (“OID”) for U.S. federal income tax purposes as part of a further issue. Purchasers of subordinated notes after the date of any further issue will not be able to differentiate between subordinated notes sold as part of such further issue and previously issued subordinated notes. If we were to issue further subordinated notes with OID, purchasers of subordinated notes after such further issue may be required to accrue OID (or greater amounts of OID than they would otherwise have accrued) with respect to their subordinated notes. This may affect the price of outstanding subordinated notes following a further issue. Purchasers are advised to consult legal counsel with respect to the implications of any future decision by us to undertake a further issue of subordinated notes with OID.

Events of Default

   Bankruptcy and Payment Defaults

     It is an event of default with respect to the new subordinated notes if any one or more of the following events (each an “event of default”) shall have occurred and be continuing:

  default is made in the payment of interest or principal in respect of the subordinated notes and such default continues for more than 30 days (a “payment default”), or

  (x) we are declared bankrupt, or a competent court has declared that we are in a situation which requires special measures (“bijzondere voorzieningen”) in the interests of all creditors, as referred to in Chapter X of the Dutch 1992 Act on the Supervision of the Credit System (Wet toezicht kredietwezen 1992), and for so long as such situation is in force (such situation being hereinafter referred to as a “moratorium”); or (y) an order is made or an effective resolution is passed for our winding up or liquidation (unless this is done in connection with a merger, consolidation or other form of combination with another company and such company assumes all obligations contracted by us in connection with the subordinated notes) (each, a “bankruptcy default”).

   Limitation on Remedies

     In the case of a bankruptcy default, the subordinated notes shall become forthwith due and payable at the redemption amount, together with any accrued interest (if any) to the date of repayment, without presentment, demand, protest or other notice of any kind.

     In the case of a payment default, the sole remedy available to any noteholders for recovery of amounts owing in respect of any payment of principal or interest on, the subordinated notes will be the institution of such proceedings against us as such noteholder may think fit to enforce such payment; provided that we shall not by virtue of the institution of any such proceedings be obliged to pay any sum or sums sooner than we would otherwise have been obliged to pay such sum or sums.

     In any such event of default, repayment of the subordinated notes prior to maturity is subject to receipt by us of the written approval of the Dutch Central Bank.

     Street name and other indirect holders should consult their banks or brokers for information on how to give notice or direction or make a request of the trustee and to make or cancel a declaration of acceleration.

Additional Amounts

     All payments of principal and interest in respect of the subordinated notes by us will be made without withholding or deduction for or on account of any present or future taxes or duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the Netherlands or any political subdivision or any authority thereof or therein having power to tax, unless such withholding or deduction is required by law. In such event (which we refer to as a “tax event”), we will pay such additional amounts as may be necessary in order that the net amounts received by the noteholders after such withholding or deduction shall equal the respective amounts of principal and interest which would otherwise have been receivable in respect of the subordinated notes in the absence of such withholding or deduction, except that no such additional amounts shall be payable with respect to any subordinated note:

  where the noteholder is liable for such taxes or duties in respect of such subordinated note by reason of his having some connection with the Netherlands other than the mere holding of such subordinated note or the receipt of principal or interest in respect thereof, or presented for payment (if presentation is required) more than 30 days after the relevant date (as defined below) except to the extent that the holder thereof would have been entitled to additional amounts on presenting the same for payment on such 30th day, or presented for payment (if presentation is required) by or on behalf of a noteholder who would have been able to avoid such withholding or deduction by presenting the relevant subordinated note to another paying agent in a Member State of the European Union, or in respect of any estate, inheritance, gift, sales, transfer or personal property tax or any similar tax, duty, assessment or governmental charge, or in respect of any tax, assessment or other governmental charge payable other than by deduction or withholding from payment on the subordinated notes, or where such withholding or deduction is required to be made pursuant to any European Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of March 19,

  2003, as such conclusions may from time to time be amended, or any law implementing or complying with, or introduced in order to conform to, such Directive, or where such withholding or deduction is required by reason of the failure by the noteholder (or the beneficial owner of the subordinated note) to provide certification, information, documents or other evidence concerning the nationality, residence, identity or connection with the Netherlands, or any political subdivision of the Netherlands, of the noteholder (or such beneficial owner), or to make any declaration or similar claim relating to such matters which is required by a statute, regulation or administrative practice of the Netherlands, or any political subdivision of the Netherlands, as a precondition to exemption from such withholding or deduction, or any combination of the taxes, assessments or other governmental charges described above.

     As used above, the “relevant date” means the date on which such payment first becomes due, except that, if the full amount of the moneys payable has not been duly received by the paying agent on or prior to such due date, it means the date on which, the full amount of such moneys having been so received, notice to that effect is duly given to the noteholders in accordance with the provisions contained in “Notices” below.

     We will not pay additional amounts if the registered noteholder is a fiduciary, partnership or other than the sole beneficial owner of any payment to the extent that a beneficiary or settlor with respect to a fiduciary, a member of a partnership or the beneficial owner of that payment would not have been entitled to the additional amounts if it had been the registered noteholder.

     Any reference to principal or interest with respect to the subordinated notes shall be deemed to include any additional amounts which may be payable as described above.

Redemption and Purchase

   At Maturity

     Unless previously redeemed or purchased and cancelled as specified below, the subordinated notes will be redeemed by us on the maturity date at their aggregate principal amount (the “redemption amount”), together with any interest accrued to the maturity date.

   Redemption for Tax Reasons

Subordinated notes may be redeemed at our option in whole, but not in part, at any time or on any interest payment date, on giving not less than 30 nor more than 60 days’ notice to the noteholders in accordance with the provisions included in “Notices” below (which notice shall be irrevocable), if:

  on the occasion of the next payment due under the subordinated notes, we have or will become obliged to pay additional amounts as provided under “Additional Amounts” above as a result of any change in, or amendment to, the laws or regulations of the Netherlands or any political subdivision or any authority thereof or therein having power to tax, or any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after the issue date of the subordinated notes, and we cannot avoid such obligation by taking reasonable measures available to us,

provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which we would be obliged to pay such additional amounts were a payment in respect of the subordinated notes then due. Prior to the publication of any notice of such redemption, we shall deliver to the trustee a certificate signed by two of our directors stating that we are entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to our right so to redeem have occurred, and an opinion of independent legal advisers of recognized standing to the effect that we have or will become obliged to pay such additional amounts as a result of such change or amendment.

     Redemption of the subordinated notes prior to the maturity date is subject to receipt by us of the written approval of the Dutch Central Bank. Subordinated notes so redeemed will be redeemed at the redemption amount with interest accrued to (but excluding) the date of redemption.

      The subordinated notes are not redeemable at the option of holders of subordinated notes at any time.

   Purchases

     We or any of our subsidiaries may at any time purchase subordinated notes at any price in the open market or otherwise. Such subordinated notes may be held, re-issued, resold or, at our option, surrendered to the trustee for cancellation.

   Cancellation

     All subordinated notes which are redeemed will forthwith be cancelled. All subordinated notes so cancelled and the subordinated notes purchased and cancelled pursuant to “Purchases” above shall be forwarded to the trustee and cannot be re-issued or resold.

Voting Rights

     Holders of old subordinated notes who do not exchange their subordinated notes will vote together with the holders of the registered new subordinated notes for all relevant purposes under the indenture.

Amendments

     The indenture contains provisions for convening meetings of noteholders to consider any matters affecting their interest including the sanctioning by extraordinary resolution (as defined in the indenture) of a modification of the subordinated notes or certain provisions of the indenture. Such a meeting may only be convened by us. The quorum at any such meeting for passing an extraordinary resolution is one or more persons holding or representing not less than 50% in nominal amount of the subordinated notes for the time being outstanding, or at any adjourned meeting, one or more persons being or representing noteholders whatever the nominal amount of the subordinated notes so held or represented, except that at any meeting the business of which includes the modification of certain provisions of the subordinated notes (including modifying the maturity date of the interest payment date, reducing or canceling the amount of principal or the rate of interest payable in respect of the subordinated notes or altering the currency of payment of the subordinated notes), the necessary quorum for passing an extraordinary resolution will be one or more persons holding or representing not less than 100% in nominal amount of the subordinated notes for the time being outstanding. An extraordinary resolution passed at any meeting of the noteholders shall be binding on all the noteholders, whether or not they are present at the meeting.

      We and the trustee may agree, without the consent of the noteholders to:

  any modification (except as mentioned above) of the indenture which is not materially prejudicial to the interest of the noteholders, or any modification of the notes or the indenture which is of a formal, minor or technical nature or is made to correct a manifest error or to comply with mandatory provisions of law.

     Any such modification shall be binding on the noteholders and any such modification shall be notified to the noteholders in accordance with the provisions described in “Notices” below as soon as practicable thereafter.

     Street name and other indirect holders should consult their banks or brokers for information on how approval may be granted or denied if we seek to change the indenture or the subordinated notes or request a waiver.

Book-entry System; Delivery and Form

   General

     The new subordinated notes will be represented by beneficial interests in one or more global notes in registered form, which will be deposited promptly after acceptance of the old subordinated notes by us (the “closing date”) with The Bank of New York, as custodian (the “custodian”) for, and registered in the name of Cede & Co., as nominee of, The Depositary Trust Company (“DTC”) or its nominee.

     The new subordinated notes are expected to be accepted for clearance through DTC. Their CUSIP number, International Securities Identification Number (ISIN) and Dutch Securities Code (Fondscode) are set forth in the table below.

	CUSIP	ISIN	Fondscode
New global note	00080QAB1	US00080QAB14	14516

     Investors may hold their interests in the global notes directly through DTC if they are participants in DTC, or indirectly through organizations which are participants in DTC.

     So long as DTC or its nominee is the registered holder of a global note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the subordinated notes represented by such global note for all purposes under the indenture and the subordinated notes.

   Transfers within Global Notes

     Subject to the procedures and limitations described herein, transfers of beneficial interests within a global note may be made without delivery to us or the trustee of any written certifications or other documentation by the transferor or transferee.

   Transfers or Exchanges from the Global Notes to Definitive Notes

     No global note may be exchanged in whole or in part for subordinated notes in definitive form (“definitive notes”) unless:

  DTC notifies us that it is unwilling or unable to hold the global notes or DTC ceases to be a clearing agency registered under the Exchange Act and we do not appoint a successor to DTC which is registered under the Exchange Act within 120 days;

  a payment default has occurred and is continuing;

  in the event of a bankruptcy default, we fail to make payment on the subordinated notes when due; or

  we, at any time, determine in our sole discretion that the global notes should be exchanged for definitive notes in registered form.

     In all cases, definitive notes delivered in exchange for any global note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by the applicable clearing system.

   Transfers from Definitive Notes to the Global Notes

     Definitive notes may be transferred or exchanged for a beneficial interest in the relevant global note in accordance with the procedures described in the indenture.

     If any subordinated note, including a global note, is mutilated, defaced, stolen, destroyed or lost, such subordinated note may be replaced with a replacement note at the office of the trustee, or any successor registrar or transfer agent, on payment by the noteholder of such costs and expenses as may be incurred in connection with the replacement, and on such terms as to evidence and indemnity as we may reasonably require. Mutilated or defaced subordinated notes must be surrendered before replacement notes will be issued.

Clearing Systems and Settlement

     The following description of the operations and procedures of DTC is provided solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject from time to time to changes or re-interpretation of the rules, regulations and procedures currently in effect. The information set forth below has been obtained from sources that we believe to be reliable, but neither we nor any of the initial purchasers takes any responsibility for the accuracy of the information. Neither we nor any of the initial purchasers will have any responsibility or liability for any aspect of the records relating to, or payments made on account of beneficial interests in subordinated notes held through the facilities of any clearing system or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of transactions between DTC participants through electronic book entry changes in accounts of DTC participants, thereby eliminating the need for physical movement of certificates. DTC participants include certain of the initial purchasers, securities brokers and dealers, banks, trust companies, clearing corporations and may in the future include certain other organizations (“DTC participants”). Indirect access to the DTC system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly (“indirect DTC participants”).

     Transfers of ownership or other interests in subordinated notes held through DTC may be made only through DTC participants. Indirect DTC participants are required to effect transfers through a DTC participant. DTC has no knowledge of the actual beneficial owners of the subordinated notes. DTC’s records reflect only the identity of the DTC participants to whose accounts the subordinated notes are credited, which participants may not be the beneficial owners. DTC participants will remain responsible for keeping account of their holdings on behalf of their customers and for forwarding all notices concerning the subordinated notes to their customers.

     So long as DTC, or its nominee, is a registered owner of the global notes, payments on the subordinated notes will be made in immediately available funds to DTC. DTC’s practice is to credit DTC participants’ accounts on the applicable payment date in accordance with their respective holdings shown on its records, unless DTC has reason to believe that it will not receive payment on that date. Payments by DTC participants to beneficial owners will be governed by standing instructions and customary practices, and will be the responsibility of the DTC participants, and not of DTC nor any other party, subject to such statutory or regulatory requirements as may be in effect from time to time. Payment to DTC is the responsibility of the trustee. Disbursement of payments for DTC participants will be DTC’s responsibility, and disbursement of payments to the beneficial owners will be the responsibility of DTC participants and indirect DTC participants.

     Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants, and because owners of beneficial interests in the subordinated notes holding through DTC will hold interests in the subordinated notes through DTC participants or indirect DTC participants, the ability of the owners of the beneficial interests to pledge subordinated notes to persons or entities that do not participate in DTC, or otherwise take actions with respect to the subordinated notes, may be limited.

     Ownership of interests in the global note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC, DTC participants and indirect DTC participants, including Euroclear and Clearstream, Luxembourg. Transfers between DTC participants will be effected in the ordinary way in accordance with DTC rules. Transfers between participants in Euroclear and Clearstream, Luxembourg will be effected in the ordinary way in accordance with DTC rules.

     Subject to compliance with the transfer restrictions applicable to the subordinated notes, cross-market transfers between DTC, on the one hand, and participants in Euroclear or Clearstream, Luxembourg, on the other hand, will be effected in DTC in accordance with DTC rules on behalf of Euroclear or Clearstream, Luxembourg, as the case may be. Such cross-market transactions, however, will require delivery of instructions to Euroclear or Clearstream, Luxembourg, as the case may be, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines. Euroclear or Clearstream, Luxembourg, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to DTC to take action to effect final settlement on its behalf by delivering or receiving payment in accordance with DTC’s Same-Day Funds Settlement System.

     According to DTC, the foregoing information with respect to DTC has been provided to the industry for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind. Although DTC, Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of interests in the global notes among participants of DTC, Clearstream, Luxembourg and Euroclear, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC, Clearstream, Luxembourg and Euroclear, or their respective participants or indirect participants, of their respective obligations under the rules and procedures governing their operations.

     The laws of some jurisdictions require that certain persons take physical delivery in definitive form of securities which they own. Consequently, the ability to transfer beneficial interests in the global note is limited to such extent.

Notices

     All notices to a holder shall be deemed to have been given if mailed to such holder’s registered address appearing on the register and published in a leading English language daily newspaper of general circulation in New York City (expected to be The Wall Street Journal), and, if and for so long as the subordinated rates are listed on Euronext Amsterdam, in the official journal of Euronext Amsterdam (Officiële Prijscourant) and in a daily newspaper of general circulation in the Netherlands (expected to be Het Financieele Dagblad). Any such notice shall be deemed to have been given on the fourth day after the day on which it is mailed. Any such notice will be deemed to have been given on the date of the first publication in all the newspapers in which such publication is required to be made.

     Until such time as any definitive notes are issued, there may, so long as the global note is held in its entirety on behalf of DTC, be substituted for publication in The Wall Street Journal the delivery of the relevant notice to DTC for communication by it to the holders of the subordinated notes. Notice shall be deemed to have been given to such holders on the first day after the day on which the said notice was given to DTC.

     Notices to be given by any holder of the subordinated notes shall be in writing and given by lodging the same, together with the relevant subordinated note or notes, with the trustee. Whilst any of the subordinated notes are represented by a global note, such notice may be given by any holder of a subordinated note to the trustee via DTC in such manner as the trustee and DTC may approve for this purpose.

Regarding the Trustee

     The indenture contains certain limitations on the rights of the trustee, should it become a creditor of ours, to obtain payment of claims in certain cases, or to realize certain property received in respect of any such claim as security or otherwise as specified in Section 311 of the Trust Indenture Act. If an event of default occurs and is continuing, the trustee is required to exercise the rights and powers vested in it by the indenture, and to use the same degree of care and skill in its exercise, as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs.

     The trustee is under no obligation to exercise any of the rights or powers the indenture vests in it at the request or direction of a holder unless such holder has offered to the trustee security and indemnity satisfactory to it against the costs, expenses and liabilities that might be incurred by it as a result.

     The trustee in its individual or any other capacity may become the owner or pledgee of subordinated notes and otherwise deal with us or any of our affiliates in such capacity. However, if the trustee has or acquires a conflicting interest as determined in Section 310(b) of the Trust Indenture Act, following an event of default, it must either:

  eliminate such conflict within 90 days,

  apply to the SEC for permission to continue as trustee, or resign.

     If an event of default occurs and is continuing, and a responsible officer of the trustee has actual knowledge of this default, the trustee is required to mail to holders a notice of the event of default within 90 days after it has occurred. In certain circumstances the trustee is entitled to withhold this notice.

     The trustee is required to provide to the holders certain reports under Section 313 of the Trust Indenture Act. For so long as bonds remain outstanding, the trustee is required to mail to the holders a brief report complying with Section 313(a) of the Trust Indenture Act if an event described in that subsection occurred in the preceding 12 months.

Replacement of Paying Agent

     We are entitled to vary or terminate the appointment of the paying agents, registrar or transfer agent and/or approve any change in the specified office through which the paying agent acts, provided that:

  there will at all times be a paying agent with a specified office in New York City or another major city in the United States,

  if and for so long as any subordinated notes are listed on Euronext Amsterdam, there will be a paying agent with a specified office in the Netherlands,

  if any European Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of March 19, 2003 as such conclusions may from time to time be amended or any law implementing or complying with, or introduced in order to conform to, is introduced, we will ensure that it maintains a paying agent in a Member State of the European Union that will not be obliged to withhold or deduct tax pursuant to any such Directive or law, and there will at all times be a registrar and transfer agent with a specified office in New York City.

     Any variation, termination, appointment or change shall only take effect (other than in the case of insolvency, when it shall be of immediate effect) after not less than 30 nor more than 45 days’ prior notice thereof shall have been given to the noteholders in accordance with the provisions described in “Notices” above.

Listing

     The old subordinated notes are listed on Euronext Amsterdam, and application has been made to list the new subordinated notes on Euronext Amsterdam. The new subordinated notes are expected to be listed by the date of issuance or shortly thereafter. The old subordinated notes will remain listed on Euronext Amsterdam.

     For so long as any of the subordinated notes are listed on Euronext Amsterdam, we will comply with the provisions set forth in Article 2.1.20 of Schedule B of the Listing and Issuing Rules (Fondsenreglement) of Euronext Amsterdam.

     We shall use all reasonable endeavors to maintain the listing of the subordinated notes on Euronext Amsterdam or its successor exchange. If we are unable to obtain or maintain such listing, we shall obtain and maintain a listing for the subordinated notes on another European stock exchange of at least equal standing as we may from time to time determine, except in the case of our winding-up or liquidation. We shall forthwith give notice to the holders of subordinated notes of the listing or delisting of the subordinated notes by any such stock exchange.

Governing Law and Submission to Jurisdiction

     The indenture, the subordinated notes and the guarantees are governed by, and will be construed in accordance with, New York law except that the provisions relating to the subordination of the subordinated notes under the caption “Status and Subordination” shall be governed by the laws of the Netherlands.

     We and the Guarantor irrevocably agree for the benefit of the noteholders that the courts of New York shall have jurisdiction to hear and determine any suit, action or proceedings, and to settle any disputes, which may arise out of or in connection with the subordinated notes (respectively, “proceedings” and “disputes”) and, for such purposes, irrevocably submit to the jurisdiction of such courts. In relation to any proceedings or disputes and in respect of either us or the Guarantor, you can serve process on the General Counsel of our representative office in New York, located at ABN AMRO Bank N.V., New York branch, 500 Park Avenue, New York, New York 10022.

     We and the Guarantor irrevocably waive any objection which we may have now or hereafter to the laying of the venue of any such proceedings in any such court and any claim that any such proceedings have been brought in an inconvenient forum and hereby further irrevocably agree that a judgment in any such proceedings brought in the New York courts situated in the borough of Manhattan shall be conclusive and binding upon each of us according to its terms and may be enforced in the courts of any other jurisdiction to the extent permitted by the laws of such jurisdiction.

     The United States and the Netherlands do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, you would not be able to enforce in the Netherlands a final judgment for the payment of money rendered by any U.S. federal or state court based on civil liability, even if the judgment is not based only on the U.S. federal securities laws, unless and to the extent a competent court in the Netherlands gives binding effect to the judgment. See “Service of Process and Enforceability of Certain Foreign Judgments”.

THE EXCHANGE OFFER

     In a registration rights agreement between ABN AMRO and the initial purchasers of the old subordinated notes, we agreed

(1)	to file a registration statement on or prior to 90 days after June 2, 2003 with respect to an offer to exchange the old subordinated notes for a new issue of securities, with terms substantially the same as of the old subordinated notes but registered under the Securities Act,

(2)	to use our best efforts to cause the registration statement to be declared effective by the SEC on or prior to 180 days after the initial filing with the SEC, and

(3)	use our best efforts to consummate the exchange offer and issue the new subordinated notes within 30 business days after the registration statement is declared effective.

     The registration rights agreement provides that, in the event we fail to file the registration statement within 90 days after June 2, 2003 or the registration statement has not been declared effective by the SEC within 180 days after the initial filing of such statement with the SEC, we will be required to pay additional interest on the old subordinated notes over and above the regular interest on the subordinated notes. Once the registration statement becomes effective, we will no longer be required to pay additional interest on the old subordinated notes.

     The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of old subordinated notes in any jurisdiction in which the exchange offer or acceptance of the exchange offer would violate the securities or blue sky laws of that jurisdiction.

Terms of the Exchange Offer; Period for Tendering Old Subordinated Notes

     This prospectus and the accompanying letter of transmittal contain the terms and conditions of the exchange offer. Upon the terms and subject to the conditions included in this prospectus and in the accompanying letter of transmittal, which together are the exchange offer, we will accept for exchange old subordinated notes which are properly tendered on or prior to the expiration date, unless you have previously withdrawn them.

  When you tender to us old subordinated notes as provided below, our acceptance of the old subordinated notes will constitute a binding agreement between you and us upon the terms and subject to the conditions in this prospectus and in the accompanying letter of transmittal.

  For each $1,000 principal amount of old subordinated notes surrendered to us in the exchange offer, we will give you $1,000 principal amount of new subordinated notes.

  We will keep the exchange offer open for not less than 20 business days, or longer if required by applicable law, after the date that we first mail notice of the exchange offer to the holders of the old subordinated notes. We are sending this prospectus, together with the letter of transmittal, on or about the date of this prospectus to all of the registered holders of old subordinated notes at their addresses listed in the trustee’s security register with respect to the old subordinated notes.

  The exchange offer expires at 5:00 p.m., New York City time, on March 15, 2004; provided, however, that we, in our sole discretion, may extend the period of time for which the exchange offer is open. The term “expiration date” means March 15, 2004, or, if extended by us, the latest time and date to which the exchange offer is extended.

  As of the date of this prospectus, $500,000,000 in aggregate principal amount of the old subordinated notes were outstanding. The exchange offer is not conditioned upon any minimum principal amount of old subordinated notes being tendered.

  Our obligation to accept old subordinated notes for exchange in the exchange offer is subject to the conditions that we describe in the section called “Conditions to the Exchange Offer” below.

  We expressly reserve the right, at any time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance of any old subordinated notes, by giving oral or written notice of an extension to the exchange agent and notice of that extension to the holders as described below. During any extension, all old subordinated notes previously tendered will remain subject to the exchange offer unless withdrawal rights are exercised. Any old subordinated notes not accepted for exchange for any reason will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

  We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old subordinated notes that we have not yet accepted for exchange, if any of the conditions of the exchange offer specified below under “Conditions to the Exchange Offer” are not satisfied.

  We will give oral or written notice of any extension, amendment, termination or non-acceptance described above to holders of the old subordinated notes as promptly as practicable. If we extend the expiration date, we will give notice by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date. Without limiting the manner in which we may choose to make any public announcement and subject to applicable law, we will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a release to the Dow Jones News Service.

  Holders of old subordinated notes do not have any appraisal or dissenters’ rights in connection with the exchange offer.

  Old subordinated notes which are not tendered for exchange or are tendered but not accepted in connection with the exchange offer will remain outstanding, will continue to be listed on Euronext Amsterdam, and will be entitled to the benefits of the indenture, but will not be entitled to any further registration rights under the registration rights agreement.

  We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC thereunder.

  By executing, or otherwise becoming bound by, the letter of transmittal, you will be making the representations described below to us. See “—Resales of the New Subordinated Notes”.

Important Rules Concerning the Exchange Offer

      You should note that:

  All questions as to the validity, form, eligibility, time of receipt and acceptance of old subordinated notes tendered for exchange will be determined by ABN AMRO in our sole discretion, which determination shall be final and binding.

  We reserve the absolute right to reject any and all tenders of any particular old subordinated notes not properly tendered or to not accept any particular old subordinated notes which acceptance might, in our judgment or the judgment of our counsel, be unlawful.

  We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular old subordinated notes either before or after the expiration date, including the right to waive the ineligibility of any holder who seeks to tender old subordinated notes in the exchange offer. Unless we agree to waive any defect or irregularity in connection with the tender of old subordinated notes for exchange, you must cure any defect or irregularity within any reasonable period of time as we shall determine.

  Our interpretation of the terms and conditions of the exchange offer as to any particular old subordinated notes either before or after the expiration date shall be final and binding on all parties.

  Neither ABN AMRO, the exchange agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of old subordinated notes for exchange, nor shall any of them incur any liability for failure to give any notification.

Procedures for Tendering Old Subordinated Notes

   What to Submit and How

     If you, as the registered holder of an old subordinated note, wish to tender your old subordinated notes for exchange in the exchange offer, you must transmit a properly completed and duly executed letter of transmittal to The Bank of New York at either of the addresses set forth below under “Exchange Agent” on or prior to the expiration date.

      In addition,

(1)	certificates for old subordinated notes must be received by the exchange agent along with the letter of transmittal, or

(2)	a timely confirmation of a book-entry transfer of old subordinated notes, if such procedure is available, into the exchange agent’s account at DTC using the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date, or

(3)	you must comply with the guaranteed delivery procedures described below.

     The method of delivery of old subordinated notes, letters of transmittal and notices of guaranteed delivery is at your election and risk. If delivery is by mail, we recommend that registered mail, properly insured, with return receipt requested, be used. In all cases, sufficient time should be allowed to assure timely delivery. No letters of transmittal or old subordinated notes should be sent to ABN AMRO.

How to Sign your Letter of Transmittal and Other Documents

     Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the old subordinated notes being surrendered for exchange are tendered

(1)	by a registered holder of the old subordinated notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal, or

(2)	for the account of an eligible institution.

If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantees must be by any of the following eligible institutions:

  a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or

  a commercial bank or trust company having an office or correspondent in the United States.

     If the letter of transmittal is signed by a person or persons other than the registered holder or holders of old subordinated notes, the old subordinated notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders that appear on the old subordinated notes and with the signature guaranteed.

     If the letter of transmittal or any old subordinated notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers or corporations or others acting in a fiduciary or representative capacity, the person should so indicate when signing and, unless waived by ABN AMRO, proper evidence satisfactory to ABN AMRO of its authority to so act must be submitted.

Acceptance of Old Subordinated Notes for Exchange; Delivery of New Subordinated Notes

     Once all of the conditions to the exchange offer are satisfied or waived, we will accept, promptly after the expiration date, all old subordinated notes properly tendered and will issue the new subordinated notes promptly after acceptance of the old subordinated notes. See “Conditions to the Exchange Offer” below. For purposes of the exchange offer, our giving of oral or written notice of our acceptance to the exchange agent will be considered our acceptance of the exchange offer.

     In all cases, we will issue new subordinated notes in exchange for old subordinated notes that are accepted for exchange only after timely receipt by the exchange agent of:

  certificates for old subordinated notes, or

  a timely book-entry confirmation of transfer of old subordinated notes into the exchange agent’s account at DTC using the book-entry transfer procedures described below,

and

  a properly completed and duly executed letter of transmittal.

     If we do not accept any tendered old subordinated notes for any reason included in the terms and conditions of the exchange offer or if you submit certificates representing old subordinated notes in a greater principal amount than you wish to exchange, we will return any unaccepted or non-exchanged old subordinated notes without expense to the tendering holder or, in the case of old subordinated notes tendered by book-entry transfer into the exchange agent’s account at DTC using the book-entry transfer procedures described below, non-exchanged old subordinated notes will be credited to an account maintained with DTC as promptly as practicable after the expiration or termination of the exchange offer.

Book-Entry Transfer

     The exchange agent will make a request to establish an account with respect to the old subordinated notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution that is a participant in DTC’s systems may make book-entry delivery of old subordinated notes by causing DTC to transfer old subordinated notes into the exchange agent’s account in accordance with DTC’s Automated Tender Offer Program procedures for transfer. However, the exchange for the old subordinated notes so tendered will only be made after timely confirmation of book-entry transfer of old subordinated notes into the exchange agent’s account, and timely receipt by the exchange agent of an agent’s message, transmitted by DTC and received by the exchange agent and forming a part of a book-entry confirmation. The agent’s message must state that DTC has received an express acknowledgment from the participant tendering old subordinated notes that are the subject of that book-entry confirmation that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce the agreement against that participant.

     Although delivery of old subordinated notes may be effected through book-entry transfer into the exchange agent’s account at DTC, the letter of transmittal, or a facsimile copy, properly completed and duly executed, with any required signature guarantees, must in any case be delivered to and received by the exchange agent at its address listed under “—Exchange Agent” on or prior to the expiration date.

     If your old subordinated notes are held through DTC, you must complete a form called “instructions to registered holder and/or book-entry participant”, which will instruct the DTC participant through whom you hold your subordinated notes of your intention to tender your old subordinated notes or not tender your old subordinated notes. Please note that delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent and we will not be able to accept your tender of subordinated notes until the exchange agent receives a letter of transmittal and a book-entry confirmation from DTC with respect to your subordinated notes. A copy of that form is available from the exchange agent.

Guaranteed Delivery Procedures

     If you are a registered holder of old subordinated notes and you want to tender your old subordinated notes but your old subordinated notes are not immediately available, or time will not permit your old subordinated notes to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

(1)	the tender is made through an eligible institution,

(2)	prior to the expiration date, the exchange agent receives, by facsimile transmission, mail or hand delivery, from that eligible institution a properly completed and duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us, stating:

	•	the name and address of the holder of old subordinated notes,

	•	the amount of old subordinated notes tendered, and

	•	the tender is being made by delivering that notice and guaranteeing that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates of all physically tendered old subordinated notes, in proper form for transfer, or a book-entry confirmation, as the case may be, will be deposited by that eligible institution with the exchange agent and,

(3)	the certificates for all physically tendered old subordinated notes, in proper form for transfer, or a book-entry confirmation, as the case may be, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery.

Withdrawal Rights

      You can withdraw your tender of old subordinated notes at any time on or prior to the expiration date.

     For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent at one of the addresses listed below under “Exchange Agent”. Any notice of withdrawal must specify:

  the name of the person having tendered the old subordinated notes to be withdrawn,

  the old subordinated notes to be withdrawn,

  the principal amount of the old subordinated notes to be withdrawn,

  if certificates for old subordinated notes have been delivered to the exchange agent, the name in which the old subordinated notes are registered, if different from that of the withdrawing holder,

  if certificates for old subordinated notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of those certificates, you must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution unless you are an eligible institution, and if old subordinated notes have been tendered using the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old subordinated notes and otherwise comply with the procedures of that facility.

     Please note that all questions as to the validity, form, eligibility and time of receipt of notices of withdrawal will be determined by us, and our determination shall be final and binding on all parties. Any old subordinated notes so withdrawn will be considered not to have been validly tendered for exchange for purposes of the exchange offer.

     If you have properly withdrawn old subordinated notes and wish to re-tender them, you may do so by following one of the procedures described under “Procedures for Tendering Old Subordinated Notes” above at any time on or prior to the expiration date.

Conditions to the Exchange Offer

     Notwithstanding any other provisions of the exchange offer, we will not be required to accept for exchange, or to issue new subordinated notes in exchange for, any old subordinated notes and may terminate or amend the exchange offer, if at any time before the acceptance of old subordinated notes for exchange or the exchange of the new subordinated notes for old subordinated notes, that acceptance or issuance would violate applicable law or any interpretation of the staff of the SEC.

     That condition is for our sole benefit and may be asserted by us regardless of the circumstances giving rise to that condition. Our failure at any time to exercise the foregoing rights shall not be considered a waiver by us of that right. Our rights described in the prior paragraph are ongoing rights which we may assert at any time and from time to time.

     In addition, we will not accept for exchange any old subordinated notes tendered, and no new subordinated notes will be issued in exchange for any old subordinated notes, if at that time any stop order shall be threatened or in effect with respect to the exchange offer to which this prospectus relates or the qualification of the indenture under the Trust Indenture Act.

Exchange Agent

     The Bank of New York has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at one of the addresses set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent, addressed as follows:

Deliver To:

The Bank of New York, Exchange Agent
Corporate Trust Operations
Reorganization Unit
101 Barclay Street
New York, New York 10286
U.S.A.
Attn: Ms. Carolle Montreuil

Facsimile Transmissions:
(212) 298 1915

To Confirm by Telephone or for Information:
(212) 815 5920

     Delivery to an address other than as listed above or transmission of instructions via facsimile other than as listed above does not constitute a valid delivery.

Fees and Expenses

     The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by our officers, regular employees and affiliates. We will not pay any additional compensation to any of our officers and employees who engage in soliciting tenders. We will not make any payment to brokers, dealers, or others soliciting acceptances of the exchange offer. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with the exchange offer.

     We will pay all expenses incurred in connection with the exchange offer, including legal, accounting, SEC filing, printing and exchange agent expenses.

Transfer Taxes

     Holders who tender their old subordinated notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct us to register new subordinated notes in the name of, or request that old subordinated notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

Resale of the New Subordinated Notes

     Under existing interpretations of the staff of the SEC contained in several no-action letters to third parties, the new subordinated notes would in general be freely transferable after the exchange offer without further registration under the Securities Act. The relevant no-action letters include the Exxon Capital Holdings Corporation letter, which was made available by the SEC on May 13, 1988, and the Morgan Stanley & Co. Incorporated letter, made available on June 5, 1991.

     However, any purchaser of old subordinated notes who is an “affiliate” of ABN AMRO or who intends to participate in the exchange offer for the purpose of distributing the new subordinated notes

(1)	will not be able to rely on the interpretation of the staff of the SEC,

(2)	will not be able to tender its old subordinated notes in the exchange offer, and

(3)	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the subordinated notes unless that sale or transfer is made using an exemption from those requirements.

     By executing, or otherwise becoming bound by, the Letter of Transmittal each holder of the old subordinated notes will represent that:

(1)	it is not our “affiliate”;

(2)	any new subordinated notes to be received by it were acquired in the ordinary course of its business; and

(3)	it has no arrangement or understanding with any person to participate, and is not engaged in and does not intend to engage, in the “distribution”, within the meaning of the Securities Act, of the new subordinated notes.

     In addition, in connection with any resales of new subordinated notes, any broker-dealer participating in the exchange offer who acquired subordinated notes for its own account as a result of market-making or other trading activities must deliver a prospectus meeting the requirements of the Securities Act. The SEC has taken the position in the Shearman & Sterling no-action letter, which it made available on July 2, 1993, that participating broker-dealers may fulfill their prospectus delivery requirements with respect to the new subordinated notes, other than a resale of an unsold allotment from the original sale of the old subordinated notes, with the prospectus contained in the exchange offer registration statement. Under the registration rights agreement, we are required to allow participating broker-dealers and other persons, if any, subject to similar prospectus delivery requirements to use this prospectus as it may be amended or supplemented from time to time, in connection with the resale of new subordinated notes.

PLAN OF DISTRIBUTION

     Each broker-dealer that receives new subordinated notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of new subordinated notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new subordinated notes received in exchange for old subordinated notes where old subordinated notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 365 days after the closing date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale of new subordinated notes received by it in exchange for old subordinated notes.

      We will not receive any proceeds from any sale of new subordinated notes by broker-dealers.

     New subordinated notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market

  in negotiated transactions

  through the writing of options on the new subordinated notes, or a combination of those methods of resale

at market prices prevailing at the time of resale, at prices related to prevailing market prices or negotiated prices.

Any resale may be made

  directly to purchasers, or

  to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any new subordinated notes.

     Any broker-dealer that resells new subordinated notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of those new subordinated notes may be considered to be an “underwriter” within the meaning of the Securities Act. Any profit on any resale of those new subordinated notes and any commission or concessions received by any of those persons may be considered to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be considered to admit that it is an “underwriter” within the meaning of the Securities Act.

     For a period of up to 365 days after the closing date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests those documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, including the expenses of one counsel for the holders of the subordinated notes, other than commissions or concessions of any brokers or dealers and will indemnify the holders of the subordinated notes, including any broker-dealers, against some liabilities, including liabilities under the Securities Act.

Selling Restrictions

     Some jurisdictions may have restrictions on the distribution of this prospectus and the offer of the new subordinated notes in such jurisdictions. Because no action has been taken to permit a public offer of the new subordinated notes or the possession or distribution of this prospectus in any jurisdiction other than the United States the new subordinated notes may not be offered or sold and this prospectus may not be distributed except in accordance with the legal requirement applicable in such jurisdiction.

     We require persons possessing this prospectus to inform themselves of and observe these restrictions. We do not accept any legal responsibilities for any violation by any person, whether or not a prospective purchaser of the new subordinated notes.

     This prospectus is not an offer to sell or a solicitation of an offer to buy any security other than the subordinated notes. It does not constitute an offer to sell or a solicitation of an offer to buy any of the subordinated notes to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation to such person.

Other Relevant Information

   New Issue of New Subordinated Notes

     The new subordinated notes are a new issue of securities with no established trading market. We intend to make a market in the new subordinated notes after completion of the exchange offer. However, we are under no obligation to do so and may discontinue any market-making activities at any time without any notice. See “—Market-Making Activities” below. Although we intend to apply for listing of the new subordinated notes on Euronext Amsterdam, a liquid or active public trading market for the new subordinated notes may not develop. If an active trading market for the new subordinated notes does not develop, the market price and liquidity of the new subordinated notes may be adversely affected. If the new subordinated notes are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, our performance and other factors.

   Delivery of the New Subordinated Notes

     It is expected that delivery of the new subordinated notes will be made promptly after acceptance of the old subordinated notes by us.

   Market-Making Activities

     After the initial distribution of the old subordinated notes, the initial purchasers in such offering and their respective affiliates, including ABN AMRO and certain of our affiliates, have offered and sold the old subordinated notes in the course of their business as broker-dealers acting either as a principal or agent in these transactions, subject to the transfer restrictions related to such notes, and we and they may continue to make a market during the exchange offer.

     Following completion of the exchange offer, ABN AMRO Financial Services, Inc., ABN AMRO Incorporated and other of our affiliates may offer and sell the new subordinated notes in the course of their businesses as broker-dealers acting either as a principal or agent in these transactions. Sales in any of those transactions will be made at varying prices related to prevailing market prices and other circumstances at the time of sale. However, we are not obligated to do so and any market-making activities with respect to the new subordinated notes may be discontinued at any time without notice.

     Any such market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act, and may be limited during the exchange offer and the pendency of any shelf registration statement. The old subordinated notes have not been registered under the Securities Act or any state securities laws. Accordingly, pending consummation of the exchange offer, the old subordinated notes may be offered or sold only pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws or pursuant to an effective registration statement.

   Other Relationships

     ABN AMRO Bank N.V. acted as purchaser in connection with the initial sale of the old subordinated notes and received an underwriting discount in connection therewith. In addition, ABN AMRO Bank N.V. is acting as Euronext listing agent and paying agent in the Netherlands.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE
OFFER

     An exchange of old subordinated notes for new subordinated notes will not be treated as a taxable exchange for U.S. federal income tax purposes. Accordingly, holders who exchange their old subordinated notes for new subordinated notes will not recognize income, gain or loss for United States federal income tax purposes. A holder’s tax basis in the new subordinated notes will be equal to the holder’s adjusted basis in the old subordinated notes and the holder’s holding period will include the period during which the holder held the old subordinated notes.

MATERIAL NETHERLANDS TAX CONSEQUENCES OF THE EXCHANGE OFFER

Residents of the Netherlands

     A gain, if any, realised as a result of the exchange by a Dutch resident corporate noteholder will, in principle, be taxable. A Dutch resident individual noteholder is not taxable in respect of gain realised on the exchange, unless:

(i)	the noteholder has an enterprise or an interest in an enterprise, to which enterprise the subordinated notes are attributable; or

(ii)	such gain qualifies as “income from miscellaneous activities: (resultaat uit overige werkzaamheden) within the meaning of Section 3.4 of the Dutch Income Tax Act 2001, which includes activities with respect to the subordinated notes that exceed “regular, active portfolio management” (normaal, actief vermogensbeheer).

Non-Residents of the Netherlands

      A non-resident noteholder is not taxable in respect of gain realised on the exchange, unless:

(i)	the noteholder has an enterprise or an interest in an enterprise, that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands to which Netherlands permanent establishment or permanent representative the subordinated notes are attributable; or

(ii)	the noteholder is an individual and such gain qualifies as “income from miscellaneous activities” (resultaat uit overige werkzaamheden)” in the Netherlands within the meaning of Section 3.4 of the Dutch Income Tax Act 2001, which include activities in the Netherlands with respect to the subordinated notes that exceed “regular, active portfolio management” (normaal, actief vermogensbeheer).

GENERAL INFORMATION

Listing

     The old subordinated notes are listed on Euronext Amsterdam, and will remain listed following this offer. Application has been made to list the new subordinated notes on Euronext Amsterdam. If approved for listing on Euronext Amsterdam, the new subordinated notes will be considered debt securities for the purposes of Euronext Amsterdam rules and regulations. As long as any of the subordinated notes are listed on Euronext Amsterdam, an agent for making payments on and transfers of subordinated notes will be maintained in the Netherlands.

Consents and Authorization

     We have obtained all necessary consents, approvals and authorizations or orders of regulatory authorities required to be obtained by us under the laws of the Netherlands in connection with the issue and exchange of the subordinated notes. The issuance of the subordinated notes was authorized pursuant to a resolution of our Supervisory Board dated January 17, 2003.

No Material Change

     Except as disclosed in this prospectus, there has been no material adverse change in the financial position of ABN AMRO Holding N.V. or ABN AMRO Bank N.V. since December 31, 2003.

Litigation

     Legal proceedings have been initiated against ABN AMRO Holding N.V. or its consolidated subsidiaries, including ABN AMRO Bank N.V., in a number of jurisdictions, but on the basis of information currently available, and having taken counsel with legal advisers, the Managing Board is of the opinion that the outcome of these proceedings is unlikely to have significant effects on the financial position or profitability of ABN AMRO Holding N.V. or ABN AMRO Bank N.V.

EXPERTS

     Our consolidated financial statements and the related financial statement schedules incorporated in this prospectus by reference to the Annual Report on Form 20-F for the year ended December 31, 2002, as amended, have been so incorporated in reliance on the report of Ernst & Young, independent accountants, given on the authority of the firm as experts in accounting and auditing.

LEGAL MATTERS

     Davis Polk & Wardwell will pass upon certain matters of United States Federal law and New York State law for us, including the validity of the new subordinated notes. The validity of the new subordinated notes, as well as other matters of Dutch law, will be passed upon for us by Allen & Overy.